Advanced Info Service Public Company Limited and its Subsidiaries

Annual financial statements
and
Audit Report of Certified Public Accountant

AR/S

For the year ended
31 December 2008

12-31-08

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Audit Report of Certified Public Accountant

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2008, and the related statements of income, changes in equity and cash flows for the year then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits. The consolidated and separate financial statements of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, for the year ended 31 December 2007 were audited by another auditor whose report dated 19 February 2008 expressed an unqualified opinion on those statements.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2008 and the results of operations and cash flows for the year then ended of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

As discussed in Note 31 to the financial statements, the consolidated financial statements have been applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
18 February 2009

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2008 and 2007

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	2008	2007	2008	2007
			(in Baht)		
Current assets					
Cash and cash equivalents	*5*	16,300,921,776	8,316,665,598	2,665,329,168	3,713,234,654
Current investments	*6*	226,357,684	123,443,246	-	-
Trade accounts receivable	*4, 7*	5,790,416,245	8,054,187,522	9,678,541,104	11,176,551,179
Amounts due from and loans to related parties	*4*	437,429	770,301	489,688,860	85,018,724
Inventories	*8*	1,592,504,878	1,236,245,758	95,094,854	137,111,582
Value added tax receivables		240,915,152	136,762,816	240,915,152	136,762,816
Other current assets	*9*	2,806,767,830	2,717,539,291	1,609,574,799	1,727,883,958
Total current assets		**26,958,320,994**	**20,585,614,532**	**14,779,143,937**	**16,976,562,913**
Non-current assets					
Investments in subsidiaries	*10*	-	-	20,223,107,035	19,457,107,035
Other long-term investments	*6*	92,760,750	92,760,750	92,760,750	92,760,750
Property, plant and equipment	*11*	8,143,678,476	8,560,947,065	6,447,755,661	7,619,071,129
Assets under the Agreements for operation	*12*	73,045,439,009	78,527,308,962	69,084,401,479	73,445,126,881
Swap and forward contracts receivable	*32*	2,483,941,226	-	2,483,941,226	-
Intangible assets	*13*	6,537,923,048	10,593,151,459	1,069,453,456	1,173,298,555
Deferred tax assets	*14*	10,075,260,360	10,031,066,153	9,203,866,150	9,128,181,830
Other non-current assets	*15*	743,964,974	550,802,889	660,144,640	445,380,506
Total non-current assets		**101,122,967,843**	**108,356,037,278**	**109,265,430,397**	**111,360,926,686**
Total assets		**128,081,288,837**	**128,941,651,810**	**124,044,574,334**	**128,337,489,599**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2008 and 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	2008	2007	2008	2007
			(in Baht)		
Current liabilities					
Short-term loan from financial institutions	*16*	-	3,492,241,668	-	3,492,241,668
Trade accounts payable	*4, 17*	4,263,083,838	4,218,177,264	3,664,297,481	3,915,050,194
Amounts due to and loans from related parties	*4*	486,336,292	361,241,537	6,427,554,970	13,386,152,303
Current portion of long-term borrowings	*16*	7,037,683,209	1,544,583,472	7,033,270,481	1,535,228,721
Accrued revenue sharing expenses	*1*	2,719,080,693	3,634,359,407	2,281,050,614	3,161,189,348
Operation right payable	*19*	-	4,738,868,207	-	-
Unearned income - mobile phone service		3,408,291,449	3,468,898,797	3,933,683,479	4,437,359,674
Advance receipts from customers		983,236,860	1,014,350,112	-	-
Income tax payable		2,859,374,572	3,232,483,027	2,203,959,032	2,943,264,613
Other current liabilities	*18*	3,102,748,788	2,451,353,594	2,906,117,181	2,211,921,940
Total current liabilities		**24,859,835,701**	**28,156,557,085**	**28,449,933,238**	**35,082,408,461**
Non-current liabilities					
Swap and forward contracts payable	*32*	-	382,836,809	-	382,836,809
Long-term borrowings	*16*	29,774,425,791	24,929,192,172	29,767,173,002	24,920,136,689
Other non-current liabilities		11,382,426	12,265,872	-	-
Total non-current liabilities		**29,785,808,217**	**25,324,294,853**	**29,767,173,002**	**25,302,973,498**
Total liabilities		**54,645,643,918**	**53,480,851,938**	**58,217,106,240**	**60,385,381,959**
Equity					
Share capital	*20*				
Authorised share capital		4,997,459,800	4,997,459,800	4,997,459,800	4,997,459,800
Issued and paid-up share capital		2,961,739,547	2,958,123,252	2,961,739,547	2,958,123,252
Reserves	*22*				
Share premium		21,545,336,219	21,250,963,792	21,545,336,219	21,250,963,792
Advanced receipts for share subscription		-	15,376,627	-	15,376,627
Unrealised gain from dilution of investment		161,186,663	161,186,663	-	-
Retained earnings					
Appropriated					
Legal reserve	*22*	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		47,754,800,293	49,998,651,867	40,820,392,328	43,227,643,969
Total equity attributable to equity holders of the Company		**72,923,062,722**	**74,884,302,201**	**65,827,468,094**	**67,952,107,640**
Minority interests		512,582,197	576,497,671	-	-
Total equity		**73,435,644,919**	**75,460,799,872**	**65,827,468,094**	**67,952,107,640**
Total liabilities and equity		**128,081,288,837**	**128,941,651,810**	**124,044,574,334**	**128,337,489,599**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
			(in Baht)		
Revenues					
Revenues from rendering of services and equipment rentals	4	99,585,776,140	94,810,423,614	95,477,238,292	91,879,003,667
Revenue from sale of goods	4	11,205,724,471	13,643,627,957	-	-
Total revenues		**110,791,500,611**	**108,454,051,571**	**95,477,238,292**	**91,879,003,667**
Cost					
Cost of rendering of services and equipment rentals		(41,484,656,880)	(38,441,061,520)	(41,348,476,001)	(39,468,879,891)
Revenue sharing expense and excise tax	1	(20,020,521,692)	(19,691,093,644)	(18,782,202,115)	(18,196,405,243)
Cost of sale of goods		(10,533,664,209)	(12,624,415,196)	-	-
Total cost		**(72,038,842,781)**	**(70,756,570,360)**	**(60,130,678,116)**	**(57,665,285,134)**
Gross profit		**38,752,657,830**	**37,697,481,211**	**35,346,560,176**	**34,213,718,533**
Selling and administrative expenses	25	(11,205,399,071)	(12,767,492,454)	(11,000,119,659)	(12,142,052,036)
Profit from sales, services and equipment rentals		**27,547,258,759**	**24,929,988,757**	**24,346,440,517**	**22,071,666,497**
Other operating income	4, 24	2,565,136,120	661,584,025	558,626,198	599,702,086
Impairment loss of goodwill	13	(3,553,000,000)	-	-	-
Net foreign exchange loss		(74,950,358)	(56,062,535)	(78,792,699)	(73,477,784)
Directors' remuneration	4	(13,452,636)	(10,399,789)	(13,122,636)	(10,094,789)
Operating results		**26,470,991,885**	**25,525,110,458**	**24,813,151,380**	**22,587,796,010**
Dividend income	4, 10	-	-	27,195,000	2,878,158,203
Profit before interest and income tax expenses		**26,470,991,885**	**25,525,110,458**	**24,840,346,380**	**25,465,954,213**
Interest expense	4, 27	(1,625,254,054)	(1,720,706,270)	(1,896,764,882)	(2,050,327,343)
Income tax expense	28	(8,381,243,025)	(7,562,357,091)	(6,697,945,593)	(6,309,048,717)
Profit for the year		**16,464,494,806**	**16,242,047,097**	**16,245,635,905**	**17,106,578,153**
Attributable to:					
Equity holders of the Company		16,409,035,972	16,290,466,659	16,245,635,905	17,106,578,153
Minority interests		55,458,834	(48,419,562)	-	-
Profit for the year		**16,464,494,806**	**16,242,047,097**	**16,245,635,905**	**17,106,578,153**
Earnings per share	29				
Basic		5.54	5.51	5.49	5.79
Diluted		5.54	5.51	5.49	5.79

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2008 and 2007

		Consolidated financial statements								
			Reserves			Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Unrealised gain on dilution of investment	Appropriated to legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
						(in Baht)				
Balance at 1 January 2007		**2,953,546,816**	**20,978,563,672**	**14,503,874**	**161,186,663**	**500,000,000**	**52,330,151,948**	**76,937,952,973**	**661,055,515**	**77,599,008,488**
Changes in equity for 2007										
Profit for the year		-	-	-	-	-	16,290,466,659	16,290,466,659	(48,419,562)	16,242,047,097
Dividends	*4, 30*	-	-	-	-	-	(18,621,966,740)	(18,621,966,740)	-	(18,621,966,740)
Transfer of advanced receipts to additional shares	*21, 22*	333,286	14,170,588	(14,503,874)	-	-	-	-	-	-
Issued of share capital	*21, 22*	4,243,150	258,229,532	-	-	-	-	262,472,682	-	262,472,682
Advanced receipts for share subscription	*22*	-	-	15,376,627	-	-	-	15,376,627	-	15,376,627
Dividend received from subsidiaries		-	-	-	-	-	-	-	(36,138,282)	(36,138,282)
Balance at 31 December 2007 and 1 January 2008		**2,958,123,252**	**21,250,963,792**	**15,376,627**	**161,186,663**	**500,000,000**	**49,998,651,867**	**74,884,302,201**	**576,497,671**	**75,460,799,872**
Changes in equity for 2008										
Profit for the year		-	-	-	-	-	16,409,035,972	16,409,035,972	55,458,834	16,464,494,806
Dividends	*4, 30*	-	-	-	-	-	(18,652,887,546)	(18,652,887,546)		(18,652,887,546)
Transfer of advanced receipts to additional shares	*21, 22*	218,489	15,158,138	(15,376,627)	-	-	-	-	-	-
Issued of share capital	*21, 22*	3,397,806	279,214,289	-	-	-	-	282,612,095	-	282,612,095
Decrease in minority interest from the addition of shares		-	-	-	-	-	-	-	(91,069,308)	(91,069,308)
Dividend received from subsidiaries		-	-	-	-	-	-	-	(28,305,000)	(28,305,000)
Balance at 31 December 2008		**2,961,739,547**	**21,545,336,219**	**-**	**161,186,663**	**500,000,000**	**47,754,800,293**	**72,923,062,722**	**512,582,197**	**73,435,644,919**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2008 and 2007

		Separate financial statements					
			Reserves		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Appropriated to legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in Baht)			
Balance at 1 January 2007		**2,953,546,816**	**20,978,563,672**	**14,503,874**	**500,000,000**	**44,743,032,556**	**69,189,646,918**
Changes in equity for 2007							
Profit for the year		-	-	-	-	17,106,578,153	17,106,578,153
Dividends	*4, 30*	-	-	-	-	(18,621,966,740)	(18,621,966,740)
Transfer of advanced receipts to additional shares	*21, 22*	333,286	14,170,588	(14,503,874)	-	-	-
Issued of share capital	*21, 22*	4,243,150	258,229,532	-	-	-	262,472,682
Advanced receipts for share subscription	*22*	-	-	15,376,627	-	-	15,376,627
Balance at 31 December 2007 and 1 January 2008		**2,958,123,252**	**21,250,963,792**	**15,376,627**	**500,000,000**	**43,227,643,969**	**67,952,107,640**
Changes in equity for 2008							
Profit for the year		-	-	-	-	16,245,635,905	16,245,635,905
Dividends	*4, 30*					(18,652,887,546)	(18,652,887,546)
Transfer of advanced receipts to additional shares	*21, 22*	218,489	15,158,138	(15,376,627)	-	-	-
Issued of share capital	*21, 22*	3,397,806	279,214,289	-	-	-	282,612,095
Balance at 31 December 2008		**2,961,739,547**	**21,545,336,219**	-	**500,000,000**	**40,820,392,328**	**65,827,468,094**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in Baht)			
Cash flows from operating activities					
Profit for the year		16,409,035,972	16,290,466,659	16,245,635,905	17,106,578,153
Adjustments for					
Dividend income from subsidiaries		-	-	(27,195,000)	(2,878,158,203)
Depreciation		3,028,785,839	3,174,150,633	2,857,504,187	3,033,760,090
Amortisation		15,927,242,412	15,792,480,346	14,147,083,733	12,827,174,398
Interest income		(404,426,846)	(375,935,521)	(140,038,853)	(159,024,769)
Interest expenses		1,625,254,054	1,720,706,270	1,896,764,882	2,050,327,343
Impairment losses of assets (reversal of)		670,320	(69,000,000)	-	(53,000,000)
Doubtful accounts and bad debts expenses		530,193,671	1,347,187,994	550,241,210	1,346,153,083
Allowance for obsoleted inventories (reversal of) and loss from inventories write-off		77,132,127	(170,872)	50,930,720	14,235,130
(Gain) loss on disposals of property, plant and equipment		69,533,579	(14,166,701)	54,414,552	(10,526,947)
Unrealised loss on foreign currencies		172,657,801	39,114,505	170,258,377	39,082,462
Impairment losses of investment		-	-	8,000,000	448,933,469
Loss from write-off goodwill and other		15,140,331	146,470	-	146,470
Impairment loss of goodwill	13	3,553,000,000	-	-	-
Income from settle with operation right payable	19	(1,738,868,207)	-	-	-
Share of net profit (loss) from subsidiaries to miniority interests		55,458,834	(48,419,562)	-	-
Deferred tax		(44,194,207)	(268,464,844)	(75,684,320)	(314,959,845)
Income tax expense		8,425,437,232	7,830,821,935	6,773,629,913	6,624,008,562
		47,702,052,912	45,418,917,312	42,511,545,306	40,074,729,396
Changes in operating assets and liabilities					
Specifically-used bank deposits		179,318,316	149,847,096	-	-
Trade accounts receivable		1,747,848,485	(4,522,007,025)	962,116,997	(7,252,617,163)
Amounts due from related parties		332,872	2,202,623	1,329,864	20,293,934
Inventories		(480,958,349)	819,391,476	(8,219,289)	(37,983,081)
Value added tax receivable		(104,152,336)	326,794,652	(104,152,336)	326,794,652
Other current assets		11,649,443	(112,724,722)	126,479,896	9,387,681
Other non-current assets		(279,911,801)	(73,658,153)	(279,571,209)	(53,818,663)
Trade accounts payable		76,517,497	303,669,532	(96,932,862)	(5,091,652)
Amounts due to related parties		125,094,755	(161,968,034)	280,982,777	(39,286,634)
Accrued revenue sharing expenses		(915,278,714)	1,217,886,285	(880,138,733)	1,109,238,219
Operation right payable		(3,000,000,000)	-	-	-
Unearned income - mobile phone service		(60,607,348)	(189,901,138)	(503,676,195)	365,084,845
Advance receipts from customers		(31,113,251)	(76,628,503)	-	-
Swap and forward contracts (receivable) payable		(32,210,952)	60,716,535	(32,210,952)	60,716,535
Other current liabilities		609,533,841	123,435,695	651,247,458	157,260,988
Other non-current liabilities		(883,447)	(242,929)	-	-
Income tax paid		(8,825,742,267)	(7,587,510,595)	(7,512,461,210)	(6,257,067,139)
Net cash provided by operating activities		**36,721,489,656**	**35,698,220,107**	**35,116,339,512**	**28,477,641,918**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2008 and 2007

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
			(in Baht)		
Cash flows from investing activities					
Interest received		324,059,465	409,088,718	125,794,184	176,916,601
Dividend received from subsidiaries		-	-	27,195,000	2,878,158,203
Short-term loans to subsidiaries, net		-	-	(406,000,000)	(18,200,000)
Net changes in current investments		(102,914,439)	(5,256,608)	-	-
Additional investment in subsidiaries	10	(126,000,000)	-	(774,000,000)	(50,000,000)
Cash invested in other long-term investment		-	(92,760,750)	-	(92,760,750)
Purchase of property, plant, equipment and computer software		(2,761,357,943)	(4,474,940,882)	(1,840,447,322)	(3,987,489,164)
Sale of property and equipment		132,211,534	27,115,197	142,762,472	20,825,282
Purchase of assets under the Agreements for operation		(9,825,104,101)	(12,630,489,918)	(9,768,871,374)	(12,588,450,270)
Net cash used in investing activities		**(12,359,105,484)**	**(16,767,244,243)**	**(12,493,567,040)**	**(13,661,000,098)**
Cash flows from financing activities					
Interest paid		(1,580,469,442)	(1,782,076,963)	(1,891,560,280)	(1,943,372,930)
Proceeds from short-term loans from financial institutions		-	7,367,734,438	-	7,367,734,438
Repayments of short-term loan from financial institutions		(3,500,000,000)	(5,000,000,000)	(3,500,000,000)	(5,000,000,000)
Proceeds from short-term loans from subsidiaries		-	-	8,400,000,000	9,500,000,000
Repayments of short-term loans from subsidiaries		-	-	(15,600,000,000)	(1,000,000,000)
Proceeds from long-term borrowings		9,013,521,646	1,132,646,869	9,013,521,646	1,132,646,869
Repayments of long-term borrowing		(1,631,189,287)	(6,500,000,300)	(1,631,189,287)	(6,500,000,300)
Finance lease payments		(30,236,446)	(22,871,772)	(19,318,887)	(19,473,941)
Proceeds from issue of shares		282,612,095	262,472,682	282,612,095	262,472,682
Advanced receipts for share subscription		-	15,376,627	-	15,376,627
Dividends paid to equity holders of the Company		(18,652,887,546)	(18,621,966,740)	(18,652,887,546)	(18,621,966,740)
Dividends paid to minority interests		(28,305,000)	(36,138,282)	-	-
Net cash used in financing activities		**(16,126,953,980)**	**(23,184,823,441)**	**(23,598,822,259)**	**(14,806,583,295)**
Net increase (decrease) in cash and cash equivalents		**8,235,430,192**	**(4,253,847,577)**	**(976,049,787)**	**10,058,525**
Cash and cash equivalents at beginning of year		6,822,084,530	11,097,789,676	3,713,234,654	3,725,033,698
Effect of exchange rate changes on foreign currencies balances		(71,855,699)	(21,857,569)	(71,855,699)	(21,857,569)
Cash and cash equivalents at end of year		**14,985,659,023**	**6,822,084,530**	**2,665,329,168**	**3,713,234,654**

The accompanying notes are an integral part of these financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2008 and 2007 comprise:

		Consolidated financial statements		**Separate financial statements**	
		2008	2007	2008	2007
			(in million Baht)		
Cash and deposits at financial institutions		7,362	4,387	2,266	2,205
Short-term investments with maturities of three months or less		8,939	3,930	399	1,508
	5	**16,301**	**8,317**	**2,665**	**3,713**
Less specifically-used bank deposits	*5*	(1,315)	(1,495)	-	-
Total cash and cash equivalents		**14,986**	**6,822**	**2,665**	**3,713**

Non-cash transactions

Outstanding debts arising from investment in property, plant and equipment and assets under the Agreements for operation	1,802	1,647	1,406	1,563

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The accompanying notes are an integral part of these financial statements.

Note	Contents
1	General information
2	Basis of preparation of the financial statements
3	Significant accounting policies
4	Related party transactions and balances
5	Cash and cash equivalents
6	Other investments
7	Trade accounts receivable
8	Inventories
9	Other current assets
10	Investments in subsidiaries
11	Property, plant and equipment
12	Assets under the Agreements for operation
13	Intangible assets
14	Deferred tax
15	Other non-current assets
16	Interest-bearing borrowings
17	Trade accounts payable
18	Other current liabilities
19	Operation right payable
20	Share capital
21	Warrants
22	Reserves
23	Segment information
24	Other income
25	Operating profit
26	Provident fund
27	Interest expenses
28	Income tax expense
29	Earnings per share
30	Dividends
31	Change in accounting policy
32	Financial instruments
33	Commitments with non-related parties
34	Interconnection agreements
35	Significant events
36	Events after the balance sheet date

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the directors on 18 February 2009.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok, Thailand.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.67% *(2007: 42.72%)* of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.18% *(2007: 19.20%)* of the share capital of the Company.

The principal business operations of the Group of Company are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM as the operator which the Company has been granted the permission from TOT Public Company Limited ("TOT"), under the Agreement for operation dated 27 March 1990, to operate and service of Cellular Mobile Telephone either analog (NMT) or Digital GSM, 900 MHz frequency nationwide, parallel operation for 25 years since 1 October 1990, being the first commercial operating date of service. The Agreement is ended on 30 September 2015. The Company is obliged to comply with various conditions and pay revenue sharing in according with the Agreement.

   Under the Agreement, the Company shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operation the 900-MHz Cellular to TOT when the installation has been completed and the Company shall pay TOT the annual revenue sharing in according with the Agreement at the percentage of each annual revenues and any benefit from the mobile phone service prior to deduct any expenses and any tax or the payment of the annual revenue sharing is equaling to the minimum annual revenue sharing stipulated in the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows:

Year	**Percentage of revenues**	**Minimum annual revenue sharing** *(in million Baht)*
1 - 5	15	13 to 147
6 - 10	20	253 to 484
11 - 15	25	677 to 965
16 - 20	30	1,236 to 1,460
21 -25	30	1,460

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH as the operator which Advanced Data network Communications Co., Ltd. ("ADC"), a subsidiary, has been granted the permission from TOT under the Agreement dated 19 September 1989, rendering services for DATAKIT VIRTUAL CIRCUIT SWITCH in the area of Metropolitan Telephone Exchange.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Under the Agreement, ADC shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operation of DATAKIT System to TOT when the installation has been completed and ADC shall pay TOT the annual revenue sharing in according with the Agreement at the percentage of each annual revenues and any benefit from service of DATAKIT VIRTUAL CIRCUIT SWITCH prior to deduct any expenses and any tax or the payment of the annual revenue sharing is equaling to the minimum annual revenue sharing stipulated in the Agreement.

ADC and TOT have mutually agreed to amend the Agreement and signed the Supplemental Agreement on 25 September 1997 to extend the validity period from 10 years to 25 years (such validity period shall be ended on 24 September 2022) and waive the collection of annual revenue sharing under the agreements effective from 25 September 1997. ADC issued 10.75 million ordinary shares at a par value of Baht 10 to TOT on 17 March 1998 to swap of such waiver.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM as the operator which Digital Phone Company Limited ("DPC"), a subsidiary, has been granted the permission from CAT Telecom Public Company Limited ("CAT"), under the Agreement for operation dated 19 November 1996, to operate and service Cellular Mobile Telephone: Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, frequency between 1747.9 MHz to 1760.5 MHz and 1842.9 MHz to 1855.5 MHz nationwide. DPC started the operation commencing from 28 May 1997 ending 15 September 2013 and DPC is obliged to comply with various conditions and pay revenue sharing in accordance with the Agreement.

Under the Agreement, DPC shall be entitled to immediately transfer the ownership right of its machineries, all equipments and tools or assets for operation to CAT upon installation completion and DPC shall pay CAT the annual revenue sharing at the percentage of each annual revenues and any benefit in according with the accrual basis from the mobile phone service prior to deduct any expenses any tax and fees or the payment of the annual revenue sharing is equaling to the minimum annual revenue sharing stipulated in the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows:

Year	Percentage of revenues	Minimum annual revenue sharing *(in million Baht)*
1	25	9
2 - 9	20	60 to 320
10 - 14	25	350 to 650
15 - 16	30	670

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE granted a licence from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD under a licence from the Ministry of Finance.

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE under a licence from the Ministry of Finance.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a licence from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The licence agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES AND COMMUNICATION EQUIPMENTS.

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION granted a licence from the National Telecommunications Commission ("NTC").

Details of the Company's subsidiaries as at 31 December 2008 and 2007 were as follows:

Name of the entities	**Type of business**	**Country of incorporation**	**Ownership interest (%)**	
			2008	2007
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99	99.99
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	51.00	51.00
Datanetwork Solutions Co., Ltd.	In liquidation on 16 December 2008	Thailand	49.00	49.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99	99.99
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	98.55	98.55
Data Line Thai Co., Ltd.	Completed the process of liquidation	Thailand	-	65.00
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99	99.99
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99	69.99
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99	99.99
Advanced Wireless Network Co., Ltd.	Network operator, a telecom service operator and a computer system service	Thailand	99.99	99.93

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Name of the entities	Type of business	Country of incorporation	Ownership interest (%) 2008	2007
Super Broadband Network Co., Ltd.	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television	Thailand	99.99	99.93
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99	99.99

2 Basis of preparation of the financial statements

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standard ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand.

The Group has adopted the following new and revised Thai Accounting Standards (TAS) which were issued by the FAP during 2007 and effective for accounting periods beginning on or after 1 January 2008:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements except as disclosed in Note 31.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are not relevant to the Group.

TAS 49 (revised 2007) *Construction Contracts*

The following revised TAS that has been issued as of balance sheet date but are not yet effective. These revised TAS will become effective for the financial periods beginning on or after 1 January 2009.

TAS 36 (revised 2007) *Impairment of Assets*

TAS 54 (revised 2007) *Non-current Assets Held for Sale and Discontinued Operations*

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated or separate financial statements.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest million. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation on financial statements in conformity with TAS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These judgments, estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Group's operations and financial position of the global economic crisis. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- Measurement of the recoverable amounts of cash-generating units containing goodwill (Note 13)
- Utilisation of taxes losses (Note 28)
- Revenues from rendering of services and equipment rentals (Note 23)
- Utilisation of plant and equipment (Note 11)
- Utilisation of asset under the Agreement for operation (Note 12)
- Utilisation of intangible assets (Note 13)
- Valuation of financial instruments (Note 32)
- Allowance for doubtful accounts (Note 7)
- Allowance for obsolete inventories (Note 8)

3 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements related to the Company and its subsidiaries (together referred to as the "Group").

Significant intra-group transactions between the Company and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Business combination of entities or business under common control is accounted for using a method similar to the pooling of interest method.

(b) Foreign currencies

Transactions in foreign currencies are translated to Thai Baht at the foreign exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Thai Baht at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income.

Non-monetary assets and liabilities measured at cost in foreign currencies are translated to Thai Baht using the foreign exchange rates ruling at the dates of the transactions.

(c) Derivative financial instruments

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts and cross currency swap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable and payable on inception, and are translated at the year end exchange rate. Unrealised gains or losses on transactions are recognised in the statement of income. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains or losses of early termination of interest rate derivatives or on repayment of the borrowing are charged to the statement of income.

(d) Cash and cash equivalents

Cash and cash equivalents in the statements of cash flows comprise cash balances, call deposits and highly liquid short-term investments with original maturities of three months or less and excluded specifically-used bank deposits. Bank overdrafts that are repayable on demand are a component of financing activities for the purpose of the statement of cash flows.

(e) Trade and other accounts receivable

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred.

(f) Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call!, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost and net realisable value.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated using principle as follows:

Mobile phones, refill cards for 1-2-Call! and sim cards	- moving weighted average method
Spare parts (mobile phones and network)	- moving weighted average method
Datanet equipment	- first-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and to make the sale.

An allowance is made for all deteriorated, changed, obsolete and slow-moving inventories.

(g) Investments

Investments in subsidiaries

Investments in subsidiaries in the separate financial statements of the Company are accounted for using the cost method.

Investment in other debt and equity securities

Debt securities that the Group intends and is able to hold to maturity are stated at amortised cost less impairment losses. The difference between the acquisition cost and redemption value of such debt securities is amortised using the effective interest rate method over the period to maturity.

Debt securities and marketable equity securities other than those securities held for trading or intended to be held to maturity, are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognised in the statement of income. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the statement of income.

Equity securities which are not marketable are stated at cost less impairment losses.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognised in the statements of income.

If the Group disposes of part of its holding of a particular investment, the deemed cost of the part sold is determined using the FIFO method applied to the carrying value of the total holding of the investment.

(h) Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Leased assets

Leases in terms of which the Group substantially assumes all the risk and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of income.

Depreciation

Depreciation is charged to the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

Buildings and building improvements	5, 20	years
Leasehold building improvements	5, 10	years
Tools and equipment (included computer software)	3, 5, 10	years
Furniture, fixtures and office equipment	2-5	years
Communication equipment for rental	3	years
Communication equipment for major corporate customer rental	Over period of rental agreement	
Vehicles	5	years

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

No depreciation is provided on freehold land or assets under construction.

Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

(i) Assets under the Agreements for operation

The Agreements for operation assets

Assets under the Agreements for operation represent the cost of certain equipment and other assets which have been or have to be transferred to the grantor of the Agreements of operation and are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over period of the Agreements for operation which not exceeding the remaining period of the Agreements for operation. The estimated useful lives are as follows:

Mobile phone network digital system	10	years not exceeding the remaining period of the Agreement for operation
Datanet tools and equipments	10	years not exceeding the remaining period of the Agreement for operation
Computer system under the Agreement for operation of 1800-MHz operation	5	years not exceeding the remaining period of the Agreement for operation

No depreciation is provided on advance payment and assets under construction.

(j) Intangible assets

Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Group's share of the identifiable net assets acquired over the cost of acquisition. The Group has changed its accounting policy for goodwill with effect from 1 January 2008 as discussed in Note 31.

Acquisitions prior to 1 January 2008

Goodwill represents the amount recognised under the Group's previous accounting policy under which goodwill and negative goodwill was stated at cost less accumulated amortisation and impairment losses. Negative goodwill carried in the financial statements as at 31 December 2007 is recognised in full in the beginning balance of retained earnings as at 1 January 2008.

Acquisitions on or after 1 January 2008

Goodwill is stated at cost. Negative goodwill is recognised immediately in the statement of income.

Subsequent measurement

Goodwill is measured at cost less impairment losses. In respect of equity accounted investments, the carrying amount of goodwill is included in the carrying amount of the investment.

The operation right

The operation right of a subsidiary represents the acquisition cost of certain rights and obligations to operate a mobile phone system.

Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives are as follows:

Software licences and software development costs	5, 10 years
The Right under the Agreement for operation	Over the period of the Agreement for operation

(k) Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network and are stated at cost less accumulated amortisation and impairment losses.

Amortisation

Amortisation is recognised in the statement of income on a straight-line basis over the estimated useful lives of deferred charges. The estimated useful lives are as follows:

Commitment fees of long-term loans	Over each of the loan agreement period
Costs of long-term leases for base stations	Over each of the lease agreement period
Expenditures relating to the increase of power of electricity at base stations	Over the remaining period of the Agreement of operation period
Expenditures relating to the improvement project of mobile phone service network	5 years
Licence fees	10 years not exceeding the remaining period of the Agreement for operation

(l) ***Impairment***

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

Goodwill and other intangible assets with indefinite useful lives, and intangible assets not yet available from use, are tested for impairment annually and as and when indicators of impairment are identified.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the value of the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the statement of income even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the statement of income is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount of held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of the estimated future cash flows discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of available-for-sale financial assets is calculated by reference to the faire value.

The recoverable amount of non-financial assets is the greater of the assets' net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of a financial asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. For financial assets carried at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

An impairment loss in respect of goodwill is not reversed. Impairment losses recognised in prior periods in respect of other non-financial assets are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the borrowings on an effective interest basis.

(n) Trade and other accounts payable

Trade and other accounts payable are stated at cost.

(o) Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the statement of income as incurred.

Warrant option

Warrant option represents the Company issued warrant for director and employee within the Group.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the warrant are exercised.

(p) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

(q) Revenue

Revenue excludes value added taxes and is arrived at after deduction of trade discounts.

Sale of goods and services rendered

Revenue is recognised in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods. Service income is recognised as services are provided. Revenue from mobile phone and call center services are recognised when services are rendered to customers. Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Rental income

Rental income from rental equipment is recognised in the statement of income on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

Interest and dividend income

Interest income is recognised in the statement of income as it accrues. Dividend income is recognised in the statement of income on the date of the Group's right to receive payments is established.

(r) Expenses

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight-line basis over the term of the lease. Contingent rentals are charged to the statement of income for the accounting period in which they are incurred.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

Advertising cost

Advertising cost is expense in the financial period during which they are incurred.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date and applicable to the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax

Deferred tax is provided, using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not recognised for goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

4 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the year, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Group were as follows:

Name of entities	Country of incorporation / nationality	Nature of relationships
Subsidiaries	Thailand	More than 50% shareholding or being controlled
Shin Corporation and its related parties	Thailand, Lao and Cambodia	Major shareholder, 42.67% shareholding and some common directors

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Name of entities	**Country of incorporation / nationality**	**Nature of relationships**
SingTel Strategic Investments Pte Ltd. and its related parties	Singapore	Major shareholder, 19.18% shareholding and some common directors
Other related parties	Thailand	Managing Director of Thanachart Group (NAT) is the Company's director

Significant transactions for the years ended 31 December 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Service income				
Subsidiaries	-	-	1,351	634
Shin Corporation and its related parties	163	191	19	31
Related party of SingTel Strategic Investments Pte Ltd.	651	774	637	775
	814	**965**	**2,007**	**1,440**
Sales of prepaid cards				
Subsidiaries	-	-	**28,716**	**33,921**
Interest income				
Subsidiaries	-	-	8	7
Other related	17	1	10	1
	17	**1**	**18**	**8**
Other income				
Subsidiaries	-	-	106	211
Shin Corporation and its related parties	9	5	1	1
	9	**5**	**107**	**212**
Rental and other service expenses				
Subsidiaries	-	-	4,913	5,600
Shin Corporation and its related parties	322	309	291	269
SingTel Strategic Investments Pte Ltd. and its related parties	408	396	366	396
Other related	39	66	35	63
	769	**771**	**5,605**	**6,328**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Advertising expense - net*				
Related parties of Shin Corporation	**457**	**478**	**428**	**445**
Advertising expense - gross **				
Related parties of Shin Corporation	**1,153**	**1,067**	**1,077**	**1,002**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Sale promotion expense				
Subsidiaries	-	-	155	287
Related parties of Shin Corporation	244	379	239	370
	244	**379**	**394**	**657**
Commission expense				
Subsidiary	-	-	**1,317**	**1,345**
Directors' remuneration	**13**	**10**	**13**	**10**
Interest expense				
Subsidiaries	-	-	272	333
Other related	3	2	3	2
	3	**2**	**275**	**335**
Dividend paid				
Shin Corporation	7,961	7,961	7,961	7,961
SingTel Strategic Investments Pte Ltd.	3,579	3,579	3,579	3,579
	11,540	**11,540**	**11,540**	**11,540**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Balances as at 31 December 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Trade accounts receivable				
Subsidiaries	-	-	5,283	4,571
Shin Corporation and it related parties	17	20	4	3
Related party of SingTel				
Strategic Investments Pte Ltd.	184	231	181	231
Total	**201**	**251**	**5,468**	**4,805**
Amounts due from and loans to related parties				
Other receivables				
Subsidiaries	-	-	25	26
Shin Corporation and its related parties	-	1	-	-
	-	1	25	26
Short-term loans				
Subsidiaries	-	-	465	59
Total	**-**	**1**	**490**	**85**

As at 31 December 2008, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 5.37% per annum *(2007: 6.15% per annum).* Repayment term is at call.

Movements during the years ended 31 December 2008 and 2007 of loans to related parties of the Company were as follows:

	Separate financial statements	
	2008	2007
	(in million Baht)	
Short-term loans to related parties		
Subsidiaries		
At 1 January	59	41
Increase	570	244
Decrease	(164)	(226)
At 31 December	**465**	**59**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Trade accounts payable				
Subsidiaries	-	-	367	466
Related parties of Shin Corporation	22	12	18	15
Related party of SingTel				
Strategic Investments Pte Ltd.	76	72	69	72
Total	**98**	**84**	**454**	**553**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
		(in million Baht)		
Amounts due to and loans from related parties				
Other payables				
Subsidiaries	-	-	451	367
Related parties of Shin Corporation	406	303	397	261
Related party of SingTel Strategic Investments Pte Ltd.	80	58	80	58
	486	361	928	686
Short-term loans				
Subsidiaries	-	-	5,500	12,700
Total	**486**	**361**	**6,428**	**13,386**

As at 31 December 2008, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 2.45% per annum *(2007: 3.08% per annum)* with no faced repayment term.

Movements during the years ended 31 December 2008 and 2007 of loans from related parties of the Company were as follows:

	Separate financial statements	
	2008	2007
	(in million Baht)	
Short-term loans from related parties		
Subsidiaries		
At 1 January	12,700	4,200
Increase	8,400	9,500
Decrease	(15,600)	(1,000)
At 31 December	**5,500**	**12,700**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
		(in million Baht)		
Long-term debentures				
Director of the Company and its related parties	1	1	1	1

Significant agreements with related parties

The Group has entered into agreements with related parties and has commitment for payment according to a rate under the term and conditions stipulated in the agreements. The significant agreements with related parties are as follows:

1) The Company has entered into a consulting and management service agreement with a group of its subsidiaries. The Company will provide service in finance, legal, human resource and marketing consultancy and management and technical assistance to its subsidiaries. The agreement is valid for one year and is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance notice to the counterparty of not less than 3 months.

2) The Company has entered into a national roaming agreement with a subsidiary for the purpose of rendering service to customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice of 6 months in advance.

3) The Company has entered into a site share agreement with some subsidiaries to provide site area including facilities for installation of telecommunication equipment. The contract parties have a right to terminate the agreement by giving advance written notice to the counterparty of not less than 60 days.

4) The Company and some subsidiaries have entered into a call center service agreement with a subsidiary. The subsidiary will provide service and required information including resolving problems requests from Group customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice for 30 days in advance.

5) The Company has entered into an agreement with some subsidiaries to provide payment service for goods/service purchase through electronic cash card and mobile phone. The contract parties have a right to terminate the agreement by giving advance written notice not less than 30 days.

6) The Company and some subsidiaries have entered into an international roaming service agreement with some related parties for service rendered to customers. The contract parties have a right to terminate the agreement by giving a written notice of 60 days in advance.

7) The Company has entered into a satellite transponder lease agreement with a related party by way of an advance payment lease fee for period 22 June 2006 to 21 June 2009.

8) The Group has entered into agreements with a related party to receive computer system maintenance services. The agreement is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving a written advance notice of 3 months.

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	Warrants *(Million units)*	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 26 August 2008 onward) *(Price)*	*(Ratio)*
31 May 2004 (Grant III)	8.82	36.41	1 : 1	31.21	1:1.16663
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	36.27	1:1.15134
31 July 2006 (Grant V)	6.99	37.68	1 : 1	33.76	1:1.11608

Movements in the number of SHIN's warrants are as follows:

	(million units)
At 1 January 2008	26.00
Exercised	(0.58)
Cancelled	(22.97)
At 31 December 2008	**2.45**

For the year ended 31 December 2008, the company's directors exercised 0.58 million units of warrants to acquire 0.65 million ordinary shares of SHIN.

5 Cash and cash equivalents

	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
	(in million Baht)			
Cash on hand	10	20	8	8
Cash at bank – current accounts	278	591	89	122
Cash at bank – saving accounts	7,074	3,756	2,169	1,917
Highly liquid short-term investments	8,939	3,950	399	1,666
Total	**16,301**	**8,317**	**2,665**	**3,713**

As at 31 December 2008, the effective interest rate on cash and cash equivalents was 0.46% - 3.47% per annum *(2007: 0.13% - 6.88% per annum).*

Specifically-used bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 1,315 million *(2007: Baht 1,495 million)* the deposits cannot be used for other purposes apart from payment made to service providers.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

6 Other investments

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Current investments				
Private fund	115	111	-	-
Fixed deposit at financial institutions with pledged	11	12	-	-
Fixed deposit at financial institutions	100	-	-	-
	226	**123**	-	-
Other long-term investments				
Other non marketable equity security	93	93	93	93
	93	**93**	**93**	**93**
Total	**319**	**216**	**93**	**93**

Current investments

As at 31 December 2008, private fund and fixed deposits with a financial institution bears interest at the effective rate of 3.92% and 3.85% per annum, respectively, *(2007: 4.38% and 1.25% per annum, respectively).*

Other long-term investments

On 29 June and 30 October 2007, the Company invested in Bridge Mobile Pte Ltd., a joint investment of 10 mobile phone operators in Asia-Pacific region to provide international roaming service (incorporated in Singapore), of 2.20 million ordinary shares, totaling UDS 2.70 million (Baht 92.76 million). Total shares invested represent 10.00% of its paid-up share capital.

7 Trade accounts receivable

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in million Baht)			
Related parties	*4*	201	251	5,468	4,805
Other parties		3,838	3,604	2,517	2,216
Accrued income		2,194	4,643	2,093	4,569
		6,233	8,498	10,078	11,590
Less allowance for doubtful accounts		(443)	(444)	(399)	(413)
Total		**5,790**	**8,054**	**9,679**	**11,177**

Aging analyses for trade accounts receivable are as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Related parties				
Current - 3 months	198	251	5,143	4,452
Overdue 3 - 6 months	3	-	47	45
Overdue 6 - 12 months	-	-	96	93
Overdue over 12 months	-	-	182	215
	201	251	5,468	4,805
Less allowance for doubtful accounts	-	-	-	-
Net	**201**	**251**	**5,468**	**4,805**
Other parties				
Current - 3 months	5,752	7,997	4,406	6,571
Overdue 3 - 6 months	161	177	132	158
Overdue 6 - 12 months	65	45	62	45
Overdue over 12 months	54	28	10	11
	6,032	8,247	4,610	6,785
Less allowance for doubtful accounts	(443)	(444)	(399)	(413)
Net	**5,589**	**7,803**	**4,211**	**6,372**
Total	**5,790**	**8,054**	**9,679**	**11,177**

The normal credit term granted by the Group ranges from 14 days to 30 days.

8 Inventories

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Finished goods	1,568	1,148	-	-
Supplies and spare parts	14	13	-	-
Spare parts for mobile phone network maintenance	891	881	739	730
	2,473	2,042	739	730
Less allowance for obsolete and diminution in value of inventories	(880)	(806)	(644)	(593)
Total	**1,593**	**1,236**	**95**	**137**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Other current assets

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Prepaid expenses	1,364	1,479	1,350	1,464
Account receivables - Cash Card	599	600	-	-
Other receivables	376	376	49	74
Others	468	263	211	190
Total	**2,807**	**2,718**	**1,610**	**1,728**

10 Investments in subsidiaries

	Separate financial statements	
	2008	2007
	(in million Baht)	
At 1 January	19,457	19,856
Acquisitions	774	50
Disposal	(598)	-
Liquidation	(2)	-
Allowance for impairment	(8)	(449)
Reversal of allowance for impairment	600	-
At 31 December	**20,223**	**19,457**

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totalling Baht 50 million. Total shares invested represent 99.99% ownership.

On 23 January 2008, the Company purchased 9,000,000 ordinary shares in Advanced Mpay Co., Ltd., its subsidiary from NTT Docomo, Inc., at Baht 14 per share, totalling Baht 126 million. The subsidiary registered the change in its shareholder with the Ministry of Commerce on 24 January 2008. As a result, the Company's ownership changed from 69.99% to 99.99% upon the completion of the transaction.

	(in million Baht)
Selling price	126
Derived net realisable value	(92)
Positive goodwill	**34**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Book value of assets and liabilities from AMP, which was taken to approximate the fair value on 23 January 2008, is summarised as follows:

	(in million Baht)
Cash on hand and at banks	72
Short-term investment	123
Other current assets	12
Equipment, net	98
Intangible assets	54
Trade accounts payable	(7)
Amount due to related parties	(8)
Advanced receipt from customer	(30)
Accrued and other current liabilities	(9)
Net realisable value	**305**
Additional holding (%)	30
Net realisable value	**92**

On 21 April 2008, Super Broadband Network Company Limited ("SBN"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 300 million (3,000,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is to fund the investment in transmission network. The Company paid for the increased shares by Baht 100 per share, totalling Baht 299 million and owns 99.99% of the issued share capital.

On 13 May 2008, Data Line Thai Company Limited ("DLT"), a subsidiary in which the Company owns 65.00% of its share capital registered its dissolution with the Business Development Department, the Ministry of Commerce, on 29 November 2007. DLT has completed the process of liquidation and is dissolved as a juristic entity.

On 30 May 2008, the Company sold its 51% equity share interest of Advanced Data Network Communications Co., Ltd. ("ADC"), to Digital Phone Co., Ltd. ("DPC"), a fellow subsidiary. The selling price is based on the ADC's book value as of 29 February 2008, totalling amount of Baht 199 million. Additionally, the Group has recorded loss on write-off of goodwill in ADC amount of Baht 15 million in the consolidated financial statement.

On 18 December 2008, Advanced Wireless Network Company Limited ("AWN"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 350 million (3,500,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is for future investment. The Company paid for the increased shares by Baht 100 per share, totalling Baht 349 million and holds 99.99% of the issued share capital.

Investments in subsidiaries and indirect subsidiary as at 31 December 2008 and 2007, and dividend income from those investments for the years then ended were as follows:

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(%)		*(in million Baht)*									
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	19
Advanced Datanetwork Communications Co., Ltd.	-	51.00	-	958	-	598	-	(598)	-	-	-	-
Datanetwork Solution Co., Ltd.	49.00	49.00	1	1	8	8	(8)	-	-	8	27	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	-	147
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	-	2,450
Data Line Thai Co., Ltd.	-	65.00	-	15	-	2	-	(2)	-	-	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	-	262
Advanced Mpay Co., Ltd.	99.99	69.99	300	300	336	210	-	-	336	210	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	-	-
Advanced Wireless Network Co., Ltd.	99.99	99.93	350	1	350	1	-	-	350	1	-	-
Super Broadband Network Co., Ltd.	99.99	99.93	300	1	300	1	-	-	300	1	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Total			**16,485**	**16,810**	**26,105**	**25,931**	**(5,882)**	**(6,474)**	**20,223**	**19,457**	**27**	**2,878**

11 Property, plant and equipment

	Consolidated financial statements								
	Land	Building and building improvement	Leasehold building improvement	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
	(in million Baht)								
Cost									
At 1 January 2007	1	464	750	24,173	1,855	25	247	435	27,950
Additions	-	30	80	3,184	343	11	45	412	4,105
Transfers	-	20	31	139	1	-	-	(348)	(157)
Disposals	-	(23)	-	(29)	(220)	(10)	(54)	-	(336)
At 31 December 2007 and 1 January 2008	**1**	**491**	**861**	**27,467**	**1,979**	**26**	**238**	**499**	**31,562**
Additions	-	13	49	1,661	328	3	45	542	2,641
Transfers	-	-	(2)	361	6	-	-	(125)	240
Disposals	-	-	(28)	(299)	(208)	(4)	(34)	-	(573)
At 31 December 2008	**1**	**504**	**880**	**29,190**	**2,105**	**25**	**249**	**916**	**33,870**
Accumulated depreciation									
At 1 January 2007	-	(166)	(427)	(17,966)	(1,453)	(16)	(124)	-	(20,152)
Depreciation charge for the year	-	(43)	(119)	(2,684)	(282)	(5)	(41)	-	(3,174)
Reversal of impairment charge	-	-	-	2	-	-	-	-	2
Disposals	-	23	-	23	219	10	48	-	323
At 31 December 2007 and 1 January 2008	-	**(186)**	**(546)**	**(20,625)**	**(1,516)**	**(11)**	**(117)**	-	**(23,001)**
Depreciation charge for the year	-	(44)	(116)	(2,498)	(323)	(5)	(43)	-	(3,029)
Impairment charge	-	(1)	-	-	-	-	-	-	(1)
Transfers	-	-	-	(71)	-	-	-	-	(71)
Disposals	-	-	18	119	204	4	30	-	375
At 31 December 2008	-	**(231)**	**(644)**	**(23,075)**	**(1,635)**	**(12)**	**(130)**	-	**(25,727)**

	Land	Building and building improvement	Leasehold building improvement	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
	Consolidated financial statements								
	(in million Baht)								
Net book value									
Owned assets	1	305	315	6,821	463	8	90	499	8,502
Assets under finance leases	-	-	-	21	-	7	31	-	59
Total at 31 December 2007	**1**	**305**	**315**	**6,842**	**463**	**15**	**121**	**499**	**8,561**
Owned assets	1	273	236	6,104	470	7	78	916	8,085
Assets under finance leases	-	-	-	11	-	6	41	-	58
Total at 31 December 2008	**1**	**273**	**236**	**6,115**	**470**	**13**	**119**	**916**	**8,143**

The gross amount of the Group's fully depreciated property, plant and equipment that was still in use as at 31 December 2008 amounted to Baht 1,676 million *(2007: Baht 1,509 million).*

	Separate financial statements						
	Building and building improvement	Leasehold building improvement	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
				(in million Baht)			
Cost							
At 1 January 2007	355	720	23,474	1,294	226	375	26,444
Additions	26	68	3,110	327	42	163	3,736
Transfers	21	30	132	3	-	(283)	(97)
Disposals	-	-	(12)	(191)	(48)	-	(251)
At 31 December 2007 and 1 January 2008	**402**	**818**	**26,704**	**1,433**	**220**	**255**	**29,832**
Additions	8	34	1,260	306	43	101	1,752
Transfers	-	-	352	1	-	(152)	201
Disposals	-	-	(294)	(179)	(35)	-	(508)
At 31 December 2008	**410**	**852**	**28,022**	**1,561**	**228**	**204**	**31,277**
Accumulated depreciation							
At 1 January 2007	(139)	(418)	(17,781)	(970)	(114)	-	(19,422)
Depreciation charge for the year	(36)	(112)	(2,588)	(259)	(38)	-	(3,033)
Reversal of impairment charge	-	-	2	-	-	-	2
Disposals	-	-	7	190	43	-	240
At 31 December 2007 and 1 January 2008	**(175)**	**(530)**	**(20,360)**	**(1,039)**	**(109)**	-	**(22,213)**
Depreciation charge for the year	(38)	(109)	(2,378)	(294)	(39)	-	(2,858)
Transfers	-	-	(70)	-	-	-	(70)
Disposals	-	-	112	172	28	-	312
At 31 December 2008	**(213)**	**(639)**	**(22,696)**	**(1,161)**	**(120)**	-	**(24,829)**

	Separate financial statements						
	Building and building improvement	Leasehold building improvement	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
				(in million Baht)			
Net book value							
Owned assets	227	288	6,329	394	85	255	7,578
Assets under finance leases	-	-	15	-	26	-	41
Total at 31 December 2007	**227**	**288**	**6,344**	**394**	**111**	**255**	**7,619**
Owned assets	197	213	5,320	400	72	204	6,406
Assets under finance leases	-	-	6	-	36	-	42
Total at 31 December 2008	**197**	**213**	**5,326**	**400**	**108**	**204**	**6,448**

The gross amount of the Company's fully depreciated property, plant and equipment that was still in use as at 31 December 2008 amounted to Baht 1,118 million *(2007: Baht 997 million).*

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

12 Assets under the Agreements for operation

	Consolidated financial statements				
	Cost of mobile phone networks	Cost of datanet tools and equipment	Advance payment and assets under construction of mobile phone networks	Advance payment and assets under construction of datanet tools and equipment	Total
			(in million Baht)		
Cost					
At 1 January 2007	155,750	1,491	7,837	15	165,093
Additions	16,222	-	(5,369)	32	10,885
Transfers	-	45	-	(45)	-
At 31 December 2007 and 1 January 2008	**171,972**	**1,536**	**2,468**	**2**	**175,978**
Additions	10,813	3	(1,111)	-	9,705
Transfers	(238)	(1)	-	(2)	(241)
Disposals	(1,293)	-	-	-	(1,293)
At 31 December 2008	**181,254**	**1,538**	**1,357**	**-**	**184,149**
Accumulated amortisation					
At 1 January 2007	(82,959)	(1,038)	-	-	(83,997)
Amortisation charge for the year	(13,417)	(104)	-	-	(13,521)
Reversal of impairment charge	67	-	-	-	67
At 31 December 2007 and 1 January 2008	**(96,309)**	**(1,142)**	**-**	**-**	**(97,451)**
Amortisation charge for the year	(14,911)	(102)	-	-	(15,013)
Transfers	71	-	-	-	71
Disposals	1,289	-	-	-	1,289
At 31 December 2008	**(109,860)**	**(1,244)**	**-**	**-**	**(111,104)**
Net book value					
At 31 December 2007	**75,663**	**394**	**2,468**	**2**	**78,527**
At 31 December 2008	**71,394**	**294**	**1,357**	**-**	**73,045**

The gross amount of the Group's fully amortised assets under the Agreements for operation that was still in use as at 31 December 2008 amounted to Baht 21,190 million *(2007: Baht 19,633 million).*

	Separate financial statements		
	Cost of mobile phone networks	Advance payment and assets under construction of mobile phone networks	Total
		(in million Baht)	
Cost			
At 1 January 2007	141,261	7,837	149,098
Additions	16,222	(5,369)	10,853
At 31 December 2007 and 1 January 2008	**157,483**	**2,468**	**159,951**
Additions	10,650	(1,111)	9,539
Transfers	(238)	-	(238)
Disposals	(1)	-	(1)
At 31 December 2008	**167,894**	**1,357**	**169,251**
Accumulated amortisation			
At 1 January 2007	(74,335)	-	(74,335)
Amortisation charge for the year	(12,222)	-	(12,222)
Reversal of impairment charge	51	-	51
At 31 December 2007 and 1 January 2008	**(86,506)**	-	**(86,506)**
Amortisation charge for the year	(13,731)	-	(13,731)
Transfers	71	-	71
At 31 December 2008	**(100,166)**	-	**(100,166)**
Net book value			
At 31 December 2007	**70,977**	**2,468**	**73,445**
At 31 December 2008	**67,728**	**1,357**	**69,085**

The gross amount of the Company's fully amortised assets under the Agreement for operation that was still in use as at 31 December 2008 amounted to Baht 18,962 million *(2007: Baht 16,576 million).*

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

13 Intangible assets

	Consolidated financial statements			
	Goodwill	Operation right	Software licences	Total
	(in million Baht)			
Cost				
At 1 January 2007	14,399	6,993	3,503	24,895
Additions	-	-	299	299
Transfers	-	-	157	157
At 31 December 2007 and 1 January 2008	**14,399**	**6,993**	**3,959**	**25,351**
Additions	35	-	241	276
Transfers	-	-	39	39
Disposals	(82)	-	-	(82)
At 31 December 2008	**14,352**	**6,993**	**4,239**	**25,584**
Accumulated amortisation				
At 1 January 2007	(6,562)	(3,942)	(2,194)	(12,698)
Amortisation charge for the year	(1,167)	(455)	(438)	(2,060)
At 31 December 2007 and 1 January 2008	**(7,729)**	**(4,397)**	**(2,632)**	**(14,758)**
Amortisation charge for the year	-	(455)	(347)	(802)
Impairment charge	(3,553)	-	-	(3,553)
Disposals	67	-	-	67
At 31 December 2008	**(11,215)**	**(4,852)**	**(2,979)**	**(19,046)**
Net book value				
At 31 December 2007	**6,670**	**2,596**	**1,327**	**10,593**
At 31 December 2008	**3,137**	**2,141**	**1,260**	**6,538**

The Group reviewed the carrying amount of goodwill in respect of the Digital PCN 1800 Mobile phone system operation by comparing net book value as at 31 December 2008 with the recoverable net present value of future cash generation assuming that the Agreement for operation is expires on 15 September 2013 based on value-in-use calculation.

The result of the review, the Group recorded a loss from goodwill impairment of Baht 3,553 million in the statement income of consolidated financial statement.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

	Separate financial statements
	Software licences
	(in million Baht)
Cost	
At 1 January 2007	3,418
Additions	264
Transfers	96
At 31 December 2007 and 1 January 2008	**3,778**
Additions	186
Transfers	36
At 31 December 2008	**4,000**
Accumulated amortisation	
At 1 January 2007	(2,184)
Amortisation charge for the year	(421)
At 31 December 2007 and 1 January 2008	**(2,605)**
Amortisation charge for the year	(326)
At 31 December 2008	**(2,931)**
Net book value	
At 31 December 2007	**1,173**
At 31 December 2008	**1,069**

14 Deferred tax

Deferred tax assets and liabilities determined after appropriate offsetting are included in the balance sheets as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Deferred tax assets	10,424	10,432	9,496	9,462
Deferred tax liabilities	(349)	(401)	(292)	(334)
Net	**10,075**	**10,031**	**9,204**	**9,128**

ADVANCED INFO SE... PUBLIC COMPANY LIMITED

Movements in deferred tax assets and liabilities during the year were as follows:

	Consolidated financial statements			
		Charged / (credited) to:		
	At 1 January 2008	Statement of income *(note 28)*	Share-holders' equity	**At 31 December 2008**
		(in million Baht)		
Deferred tax assets				
Accounts receivable *(doubtful accounts)*	129	(2)	-	127
Inventories *(provision for decline in value)*	242	26	-	268
Assets under the Agreement for operation *(amortisation difference)*	8,652	112	-	8,764
Unearned income – mobile phone service *(income recognised difference)*	1,331	(151)	-	1,180
Others	78	7	-	85
Total	**10,432**	**(8)**	**-**	**10,424**
Deferred tax liabilities				
Prepaid expense under the Agreement for operation and excise tax *(expense recognised difference)*	(302)	34	-	(268)
Accelerated tax *(amortisation difference)*	(67)	10	-	(57)
Others	(32)	8	-	(24)
Total	**(401)**	**52**	**-**	**(349)**
Net	**10,031**	**44**	**-**	**10,075**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

	Consolidated financial statements			
		Charged / (credited) to:		
	At 1 January 2007	Statement of income *(note 28)*	Share-holders' equity	**At 31 December 2007**
		(in million Baht)		
Deferred tax assets				
Accounts receivable *(doubtful accounts)*	122	7	-	129
Inventories *(provision for decline in value)*	242	-	-	242
Assets under the Agreement for operation *(amortisation difference)*	8,520	132	-	8,652
Unearned income – mobile phone service *(income recognised difference)*	1,221	110	-	1,331
Others	47	31	-	78
Total	**10,152**	**280**	-	**10,432**
Deferred tax liabilities				
Prepaid expense under the Agreement for operation and excise tax *(expense recognised difference)*	(280)	(22)	-	(302)
Accelerated tax *(amortisation difference)*	(79)	12	-	(67)
Others	(31)	(1)	-	(32)
Total	**(390)**	**(11)**	-	**(401)**
Net	**9,762**	**269**	-	**10,031**

	At 1 January 2008	Separate financial statements Charged / (credited) to: Statement of income (note 28)	Share-holders' equity	At 31 December 2008
		(in million Baht)		
Deferred tax assets				
Accounts receivable *(doubtful accounts)*	120	(3)	-	117
Inventories *(provision for decline in value)*	178	18	-	196
Assets under the Agreement for operation *(amortisation difference)*	7,764	163	-	7,927
Unearned income – mobile phone service *(income recognised difference)*	1,331	(151)	-	1,180
Others	69	7	-	76
Total	**9,462**	**34**	**-**	**9,496**
Deferred tax liabilities				
Prepaid expense under the Agreement for operation and excise tax *(expense recognised difference)*	(302)	34	-	(268)
Others	(32)	8	-	(24)
Total	**(334)**	**42**	**-**	**(292)**
Net	**9,128**	**76**	**-**	**9,204**

	At 1 January 2007	Separate financial statements Charged / (credited) to: Statement of income (note 28)	Share-holders' equity	At 31 December 2007
		(in million Baht)		
Deferred tax assets				
Accounts receivable *(doubtful accounts)*	108	12	-	120
Inventories *(provision for decline in value)*	174	4	-	178
Assets under the Agreement for operation *(amortisation difference)*	7,580	184	-	7,764
Unearned income – mobile phone service *(income recognised difference)*	1,221	110	-	1,331
Others	41	28	-	69
Total	**9,124**	**338**	**-**	**9,462**
Deferred tax liabilities				
Prepaid expense under the Agreement for operation and excise tax *(expense recognised difference)*	(280)	(22)	-	(302)
Others	(31)	(1)	-	(32)
Total	**(311)**	**(23)**	**-**	**(334)**
Net	**8,813**	**315**	**-**	**9,128**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

15 Other non-current assets

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Deferred charges, net	434	298	420	280
Others	310	253	240	165
Total	**744**	**551**	**660**	**445**

16 Interest-bearing borrowings

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Current				
Short-term loan from a financial institution	-	3,492	-	3,492
Current portion of long-term borrowings, net	397	28	397	28
Current portion of long-term debentures, net	6,621	1,494	6,621	1,494
Current portion of finance lease liabilities	19	23	15	13
	7,037	5,037	7,033	5,027
Non-current				
Long-term borrowings, net	17,744	10,270	17,744	10,270
Long-term debentures, net	11,989	14,618	11,989	14,618
Finance lease liabilities	42	41	34	33
	29,775	24,929	29,767	24,921
Total	**36,812**	**29,966**	**36,800**	**29,948**

The periods to maturity of interest-bearing borrowings, excluding finance lease liabilities, as at 31 December were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Within one year	7,018	5,014	7,018	5,014
After one year but within five years	25,492	20,008	25,492	20,008
After five years	4,241	4,880	4,241	4,880
Total	**36,751**	**29,902**	**36,751**	**29,902**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Long-term borrowings

During year 2008, the Company had made additional draw down under an export credit agency (ECA) loan of USD 147.80 million. The ECA loan bears interest at USD LIBOR plus a margin as agreed by the Company and the financial institutions.

The details of long-term borrowings are summarised as follows:

Issue date	Amount (Million)	Interest rate (per annum)	Term of interest payment	Principal payment term
20 November 2006	JPY 30,568.20	JPY LIBOR plus margin 0.22%	Semi-annual	Entirely redeemed on 20 November 2011
3 December 2007	USD 16.74	LIBOR plus margin 0.29%	Semi-annual	Entirely redeemed on 9 November 2014
12 December 2007	USD 14.28	LIBOR plus margin 0.15%	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
12 December 2007	USD 2.52	LIBOR plus margin 0.55%	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
30 July 2008	USD 30.71	LIBOR plus margin 0.29%	Semi-annual	Entirely redeemed on 9 November 2014
30 July 2008	USD 52.01	LIBOR plus margin 0.15%	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
30 July 2008	USD 9.18	LIBOR plus margin 0.55%	Semi-annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
10 November 2008	USD 18.42	LIBOR plus margin 0.29%	Semi-annual	Entirely redeemed on 9 November 2014
23 December 2008	USD 4.13	LIBOR plus margin 0.29%	Semi-annual	Entirely redeemed on 9 November 2014
23 December 2008	USD 28.35	LIBOR plus margin 0.15%	Semi-annual	19 equal installments commencing on 30 November 2008 until 31 May 2018
23 December 2008	USD 5.00	LIBOR plus margin 0.55%	Semi-annual	19 equal installments commencing on 30 November 2008 until 31 May 2018

Long-term debentures

As at 31 December 2008 and 2007, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows:

Issue date	No. of units (Million)	Amount (Million Baht)	Interest rate (per annum)	Term of interest payment	Principal payment term	2008	2007
						(in million Baht)	
21 March 2002	2.50	2,500	6.25%	Semi-annual	Entirely redeemed on 21 March 2009*	2,450	2,450
21 March 2002	4.50	4,500	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi-annual	6 equal installments commencing in the fifty-four month after the issuing date until 21 March 2009	750	2,250
7 September 2006	3.43	3,427	5.80%	Semi-annual	Entirely redeemed on 7 September 2009	3,427	3,427
7 September 2006	4.00	4,000	5.90%	Semi-annual	Entirely redeemed on 7 September 2011	4,000	4,000
7 September 2006	4.00	4,000	6.00%	Semi-annual	Entirely redeemed on 7 September 2013	4,000	4,000
30 April 2008	4.00	4,000	4.00% for the first two year and 4.90% for the last three years	Quarterly	Entirely redeemed on 30 April 2013	4,000	-
Total debentures						18,627	16,127
Less bond issuing cost balance at 31 December						(17)	(15)
Net						**18,610**	**16,112**

*On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the 2003 statement of income.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

On 30 April 2008, the Company issued 4 million units of Baht 1,000 each of unsubordinated and unsecured debentures, amounting to Baht 4,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first two years and 4.90% p.a. for the last three years, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 30 April 2013.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 31 December are as follows:

	Consolidated and separate financial statements			
	Carrying amount		Fair values	
	2008	2007	2008	2007
	(in million Baht)			
Long-term debentures	**18,627**	**16,127**	**19,207**	**16,463**

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

As at 31 December 2008, the Company had unutilised credit facilities totalling USD 29 million *(2007: USD 177 million).*

Movement during the years ended 31 December of borrowing was as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
At 1 January	29,966	33,011	29,948	33,000
Additions	9,040	8,528	9,036	8,517
Repayments	(5,161)	(11,523)	(5,151)	(11,519)
Unrealised loss (gain) on foreign exchange	2,952	(184)	2,952	(184)
Amortisation of bond issuing cost	7	9	7	9
Amortisation of discounted bill of exchange	8	125	8	125
At 31 December	**36,812**	**29,966**	**36,800**	**29,948**

The effective weighted interest rates at the balance sheet date were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(% per annum)			
Short-term borrowings	-	3.98	-	3.98
Long-term borrowings	4.63	5.07	4.63	5.07
Long-term debentures	5.50	5.74	5.50	5.74
Finance lease liabilities	10.20	9.23	10.21	9.03

17 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	2008	2007	2008	2007
		(in million Baht)			
Related parties	*4*	98	84	454	553
Other parties		4,165	4,134	3,210	3,362
Total		**4,263**	**4,218**	**3,664**	**3,915**

18 Other current liabilities

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Accrued bonus	777	467	686	410
Accrued interest expense	373	343	373	343
Accrued commission	109	114	101	107
Value added tax payable	-	158	223	284
Other payables	1,020	644	892	529
Withholding tax payable	173	104	171	102
Others	651	621	460	437
Total	**3,103**	**2,451**	**2,906**	**2,212**

19 Operation right payable

Pursuant to Total Access Communication Public Company Limited ("DTAC") submitted the disputes to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding Digital Phone Company Limited ("DPC"), a subsidiary, to pay principal and interest according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") for the assignment of the rights to operate the Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, the facilities and equipment, the roaming fee plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made as details below;

1) Case No. Black-36/2546 dated 30 June 2003 for USD 18 million being the fifth installment under Unwind Agreement.

2) Case No. Black-62/2546 dated 28 October 2003 for USD 19 million being the sixth installment under Unwind Agreement; and

3) Case No. Black-55/2549 dated 5 July 2006 for USD 87 million being the seventh and eighth installment under Unwind Agreement.

On 25 March 2008, the Arbitral had a ruling of Arbitral disputes No. Black-62/2546 and 55/2549 that DPC should pay DTAC for the total amount of USD 85 million, compared to the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum from the due date until the date of full payment.

On 30 May 2008, DPC and DTAC reached agreement to settle and surrender all above cases and claims and terminate the Unwind Agreement as well as waive all their respect rights and release each other from any current and future obligations under the Unwind Agreement including any obligation under the Awards of the cases No. 62/2546 and 55/2549 and DTAC has withdrawn the Case No. Black-36/2546 on June 3, 2008 whereby DPC has agreed to pay payable under the Unwind Agreement previously recorded at Baht 4,739 million to DTAC for the amount of Baht

3,000 million. Difference amount from actual paid of Baht 1,739 million was recognised as other income in the separate financial statements of DPC and consolidated financial statements of the Company.

20 Share capital

	Par Value (in Baht)	2008 Number	2008 Baht	2007 Number	2007 Baht
		(million share / million Baht)			
Authorised					
At 1 January					
- ordinary shares	*1*	4,997	4,997	4,997	4,997
At 31 December					
- ordinary shares	*1*	**4,997**	**4,997**	**4,997**	**4,997**
Issued and fully paid					
At 1 January					
- ordinary shares	*1*	2,958	2,954	2,954	2,954
Increase of new shares	*1*	4	4	4	4
At 31 December					
- ordinary shares	*1*	**2,962**	**2,958**	**2,958**	**2,958**

During the year ended 31 December 2008, the Company registered the increase in share capital with the Ministry of Commerce for 3.62 million ordinary shares from the exercise of 3.26 million warrants, 0.19 million warrants of which were exercised during the quarter ended 31 December 2007. The capital increase results in an increase in paid-up share capital and share premium of Baht 4 million and Baht 294 million, respectively.

21 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	**30 May 2003 (Grant II)**	**31 May 2004 (Grant III)**	**31 May 2005 (Grant IV)**	**31 May 2006 (Grant V)**
Warrants (Million units)	8.47	9.00	9.69	10.14
Exercise price per unit	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)				
- Price	39.13	83.84	98.67	87.33
- Ratio	1 : 1.10857	1 : 1.09477	1 : 1.08103	1 : 1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)				
- Price	38.32	82.11	96.63	85.52
- Ratio	1 : 1.13197	1 : 1.11788	1 : 1.10385	1 : 1.06949

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Grant date	30 May 2003 (Grant II)	31 May 2004 (Grant III)	31 May 2005 (Grant IV)	31 May 2006 (Grant V)
Tenth adjustment to exercise price per unit and ratio (effective from 16 April 2008 onwards)				
- Price	37.61	80.57	94.82	83.92
- Ratio	1 : 1.15356	1 : 1.13920	1 : 1.12490	1 : 1.08989
Eleventh adjustment to exercise price per unit and ratio (effective from 22 August 2008 onwards)				
- Price	-	79.65	93.73	82.96
- Ratio	-	1 : 1.15247	1 : 1.13801	1 : 1.10259

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

Tenth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 10 April 2008, the shareholders passed a resolution to approve the tenth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 38.32 per unit to Baht 37.61 per unit, from Baht 82.11 per unit to Baht 80.57 per unit, from Baht 96.63 per unit to Baht 94.82 per unit and from Baht 85.52 per unit to Baht 83.92 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13197 to 1 : 1.15356 for grant II, from 1 : 1.11788 to 1 : 1.13920 for grant III, from 1 : 1.10385 to 1 : 1.12490 for grant IV and from 1 : 1.06949 to 1 : 1.08989 for grant V. The new exercise price and exercise ratio were effective from 16 April 2008 onwards.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Eleventh adjustment to exercise price and exercise ratio of warrant grant III, grant IV and grant V

At the Board of Directors' meeting held on 13 August 2008, the shareholders passed a resolution to approve the eleventh adjustment of the exercise price of warrants grant III, grant IV and grant V from Baht 80.57 per unit to Baht 79.65 per unit, from Baht 94.82 per unit to Baht 93.73 per unit and from Baht 83.92 per unit to Baht 82.96 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13920 to 1 : 1.15247 for grant III, from 1 : 1.12490 to 1 : 1.13801 for grant IV and from 1 : 1.08989 to 1 : 1.10259 for grant V. The new exercise price and exercise ratio were effective from 22 August 2008 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors	Employees	Total
		(in million units)	
At 1 January 2007	6.88	23.52	30.40
Exercised	(0.41)	(3.65)	(4.06)
At 31 December 2007 and 1 January 2008	**6.47**	**19.87**	**26.34**
Exercised	(0.33)	(2.73)	(3.06)
Cancelled	-	(0.31)	(0.31)
At 31 December 2008	**6.14**	**16.83**	**22.97**

Exercised warrants

During the year ended 31 December 2008, warrant 0.33 million units and 2.73 million units were exercised by the Company's directors and employees, respectively, *(2007: 0.41 million units and 3.65 million units, respectively)*. The exercises of 3.06 million warrants during the year ended 31 December 2008 *(2007: 3.87 million warrants)*, increased paid-up share capital and premium on share capital by Baht 4 million and Baht 294 million, respectively *(2007: Baht 4 million and Baht 272 million, respectively)*.

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

22 Reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription months received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

23 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Business segment results

	Consolidated financial statements For the years ended 31 December							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	(in million Baht)							
Revenues from services and equipment rentals	98,713	93,894	53	76	820	840	99,586	94,810
Revenue from sales	-	-	11,205	13,643	-	1	11,205	13,644
Other operating income	2,452	642	46	19	67	1	2,565	662
Total revenues	**101,165**	**94,536**	**11,304**	**13,738**	**887**	**842**	**113,356**	**109,116**
Cost of sales, services and equipment rentals	(60,944)	(57,199)	(10,576)	(12,981)	(519)	(577)	(72,039)	(70,757)
Selling and administrative expenses	(14,047)	(12,193)	(579)	(389)	(221)	(252)	(14,847)	(12,834)
Total expenses	**(74,991)**	**(69,392)**	**(11,155)**	**(13,370)**	**(740)**	**(829)**	**(86,886)**	**(83,591)**
Profit before interest and income tax expenses	**26,174**	**25,144**	**149**	**368**	**147**	**13**	**26,470**	**25,525**
Operating expenses:								
Interest expense	(1,625)	(1,720)	-	-	-	(1)	(1,625)	(1,721)
Tax expense	(8,189)	(7,432)	(192)	(130)	-	-	(8,381)	(7,562)
Profit (loss) for the year	**16,360**	**15,992**	**(43)**	**238**	**147**	**12**	**16,464**	**16,242**

Business segment financial position

	Consolidated financial statements For the years ended 31 December							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2008	2007	2008	2007	2008	2007	2008	2007
	(in million Baht)							
Current assets	21,029	16,179	5,600	4,142	329	265	26,958	20,586
Non-current assets	99,416	107,227	164	130	1,543	999	101,123	108,356
Total assets	**120,445**	**123,406**	**5,764**	**4,272**	**1,872**	**1,264**	**128,081**	**128,942**
Current liabilities	24,199	27,488	366	319	295	350	24,860	28,157
Non-current liabilities	29,769	25,306	-	-	17	18	29,786	25,324
Total liabilities	**53,968**	**52,794**	**366**	**319**	**312**	**368**	**54,646**	**53,481**
Capital expenditure	11,580	14,719	21	121	745	150	12,346	14,990
Depreciation	2,908	3,082	17	5	104	87	3,029	3,174
Amortisation	15,809	15,666	3	1	115	125	15,927	15,792
Gain (loss) on disposal of assets	58	(14)	-	-	12	-	70	(14)

24 Other income

	Note	**Consolidated financial statements**		**Separate financial statements**	
		2008	2007	2008	2007
		(in million Baht)			
Interest income		404	376	140	159
Bad debt recovery		149	134	144	125
Management income		-	-	94	185
Income from settlement of a operation right payable	*19*	1,739	-	-	-
Others		273	152	181	131
Total		**2,565**	**662**	**559**	**600**

25 Operating profit

The following expenditure items, classified by nature, have been charged in arriving at operating profit:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Depreciation on plant and equipment (Note 11)	3,029	3,174	2,858	3,033
Amortisation of assets under Agreement for operation (Note 12)	15,013	13,521	13,731	12,222
Amortisation of intangible assets (Note 13)	801	2,060	326	421
Amortisation of other assets (Note 15)	86	78	64	50
Loss on obsolete spare parts for mobile phone network maintenance	51	14	51	14
Doubtful accounts and bad debts	530	1,347	550	1,346
Marketing expenses	3,252	3,535	3,085	3,458
Staff costs	4,710	3,956	3,467	2,879

26 Provident Fund

The defined contribution plans comprise provident funds established by the Group for its employees. Membership to the funds is on a voluntary basis. Contributions are made monthly by the employees at rates ranging from 3% to 7% of their basic salaries and by the Group at rates ranging from 3% to 7% of the employees' basic salaries. The provident funds are registered with the Ministry of Finance as juristic entities and are managed by a licensed Fund Manager.

27 Interest expense

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
			(in million Baht)		
Interest paid and payable to:					
Related parties	*4*	3	2	275	335
Financial institutions		1,622	1,719	1,622	1,715
Total		**1,625**	**1,721**	**1,897**	**2,050**

28 Income tax expense

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
			(in million Baht)		
Current tax expense					
Current year		8,458	7,831	6,795	6,628
Over provided in prior years		(33)	-	(21)	(4)
		8,425	7,831	6,774	6,624
Deferred tax expense	*14*				
Movements in temporary differences		(44)	(269)	(76)	(315)
		(44)	(269)	(76)	(315)
Total		**8,381**	**7,562**	**6,698**	**6,309**

Reconciliation of effective tax rate

	Consolidated financial statements 2008 Rate (%)	2008 (in million Baht)	2007 Rate (%)	2007 (in million Baht)
Profit before tax		24,846		23,804
Income tax using the Thai corporation tax rate	30	7,454	30	7,141
Income tax reduction		(15)		-
Adjustment for tax purpose		(147)		211
Effect from elimination with subsidiaries		1,117		210
Utilisation of previously unrecognised tax losses		(28)		-
Total	**34**	**8,381**	**32**	**7,562**

Reconciliation of effective tax rate	Separate financial statements			
	2008		2007	
	Rate (%)	*(in million Baht)*	*Rate (%)*	*(in million Baht)*
Profit before tax		22,944		23,416
Income tax using the Thai corporation tax rate	30	6,883	30	7,025
Income tax reduction		(15)		-
Dividend income not subject to tax		(8)		(863)
Adjustment for tax purpose		(162)		147
Total	**29**	**6,698**	**27**	**6,309**

Royal Decree No. 387 B.E. 2544 dated 5 September 2001 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the five consecutive accounting periods beginning on or after enactment. Listed companies that received income tax reduction under this Royal Decree are also eligible to continue the period of tax reduction under Royal Decree No. 475 but not beyond the 2010 accounting period ending on or after 31 December 2010.

Royal Decree No. 475 B.E. 2551 dated 6 August 2008 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the three consecutive accounting periods beginning on or after 1 January 2008.

29 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the years ended 31 December 2008 and 2007 were based on the profit for the years attributable to equity holders of the Company and the weighted average number of shares outstanding during the years as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**16,409**	**16,290**	**16,246**	**17,107**
Number of ordinary shares outstanding at 1 January	2,958	2,953	2,958	2,953
Effect of shares issued during January to August	3	3	3	3
Weighted average number of ordinary shares outstanding (basic)	**2,961**	**2,956**	**2,961**	**2,956**
Earnings per share (basic) *(in Baht)*	**5.54**	**5.51**	**5.49**	**5.79**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Diluted earnings per share

The calculation of diluted earnings per share for the years ended 31 December 2008 and 2007 were based on the profit for the years attributable to equity holders of the Company and the weighted average number of shares outstanding during the years after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	16,409	16,290	16,246	17,107
Profit attributable to equity holders of the Company (diluted)	**16,409**	**16,290**	**16,246**	**17,107**
Weighted average number of ordinary shares outstanding (basic)	2,961	2,956	2,961	2,956
Effect of shares options on issue	-	1	-	1
Weighted average number of ordinary shares outstanding (diluted)	**2,961**	**2,957**	**2,961**	**2,957**
Earnings per share (diluted) ***(in Baht)***	**5.54**	**5.51**	**5.49**	**5.79**

30 Dividends

At the annual general meeting of the Company held shareholders of the Company held on 10 April 2008, the shareholders approved the appropriation of dividends of Baht 3.30 per share, amounting to Baht 9,770 million. The dividend was paid to the shareholders on 8 May 2008.

At the board of directors' meeting on 13 August 2008, the board of directors approved the appropriation of interim dividends of Baht 3.00 per share, amounting to Baht 8,883 million. The dividend was paid to the shareholders on 10 September 2008.

At the annual general meeting of the Company held on 25 April 2007 the shareholders approved to declare a dividend for 2,955.46 million shares of Baht 3.30 per share, amounting to Baht 9,753.03 million. Dividends of Baht 9,752.39 million were paid to the shareholders on 10 May 2007. The remaining amount of Baht 0.64 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

At the board of directors' meeting held on 14 August 2007, the board of directors approved to declare an interim dividend for 2,957.16 million shares of Baht 3.00 per share, amounting to Baht 8,871.47 million. Dividends of Baht 8,869.58 million were paid to shareholders on 10 September 2007. The remaining amount of Baht 1.89 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

31 Change in accounting policy

The following change of accounting policy by the Group has no effect on the separate financial statements of the Company.

Until 31 December 2007, the Group accounted for goodwill arising from a business combination at cost less accumulated amortisation. Amortisation was charged to the statement of income over the estimated useful life of 15 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) *"Business Combinations"* which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 (revised 2007) "Impairment of Assets".

The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the year ended 31 December 2008 is to:

- reduce the charge to the statement of income resulting from the amortisation of goodwill that would have been recognised under the previous accounting policy by approximately Baht 1,167 million, with a corresponding increase in reported profit for the year.

32 Financial instruments

Financial risk management policies

The Group is exposed to normal business risks from changes in market interest rates and currency exchange rates and from non-performance of contractual obligations by counterparties. The Group does not hold or issue derivative financial instruments for speculative or trading purposes.

Risk management is integral to the whole business of the Group. The Group has a system of controls in place to create an acceptable balance between the cost of risks occurring and the cost of managing the risks. The management continually monitors the Group's risk management process to ensure that an appropriate balance between risk and control is achieved.

Interest rate risk

Interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and its cash flows because some of debt securities and loan interest rate are floating interest rate. The Group is primarily exposed to interest rate risk from its borrowings (Note 16). The Group mitigates this risk by ensuring that the majority of its debt securities and borrowings are at fixed interest rate and uses derivative financial instruments, principally interest rate swaps, to manage exposure to fluctuations in interest rates on specific debt securities and borrowings.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Foreign currency risk

The Group is exposed to foreign currency risk relating to expense and borrowings which are denominated in foreign currencies. The Group primarily utilises forward exchange contracts with maturities of less than one year to hedge such financial liabilities denominated in foreign currencies and swap and forward contracts to hedge long-term borrowings denominated in foreign currencies. The forward exchange contracts entered into at the balance sheet date also related to anticipate purchases and sales, denominated in foreign currencies, for the subsequent period.

At 31 December, the Group and the Company were exposed to foreign currency risk in respect of financial assets and liabilities denominated in the following currencies:

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Assets				
United States Dollars	569	2,270	558	2,256
Euro Dollars	472	-	472	-
	1,041	2,270	1,030	2,256
Liabilities				
United States Dollars	(6,762)	(1,874)	(6,553)	(1,710)
Japan Yen	(11,993)	(9,171)	(11,930)	(9,171)
Singapore Dollars	(46)	(23)	(46)	(23)
Euro Dollars	(48)	(39)	(20)	(39)
	(18,849)	(11,107)	(18,549)	(10,943)
Gross balance sheet exposure				
Currency swaps	14,492	9,485	14,492	9,485
Currency forwards	1,160	1,189	1,160	1,189
Net exposure	**(2,156)**	**1,837**	**(1,867)**	**1,987**

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

As at 31 December 2008 and 2007, swap and forward receivables (payables), net as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in million Baht)			
Swap contracts				
Swap contracts receivable	16,994	9,162	16,994	9,162
Swap contracts payable	(14,492)	(9,485)	(14,492)	(9,485)
Total swap contracts receivable (payable)	2,502	(323)	2,502	(323)
Less : Current portion of swap contracts receivable presented under other current assets	(5)	-	(5)	-
Total swap contracts receivable (payable), net	**2,497**	**(323)**	**2,497**	**(323)**
Forward contracts				
Forward contracts receivable	1,147	1,128	1,147	1,128
Forward contracts payable	(1,160)	(1,189)	(1,160)	(1,189)
Total forward contracts receivable (payable)	(13)	(61)	(13)	(61)
Less : Current portion of forward contracts payable presented under other current liabilities	-	1	-	1
Total forward contracts receivable (payable), net	**(13)**	**(60)**	**(13)**	**(60)**
Total swap and forward contracts receivable (payable), net	**2,484**	**(383)**	**2,484**	**(383)**

The carrying amounts and fair values of swap and forward contracts as at 31 December 2008 and 2007 are as follows:

	Consolidated and separate financial statements			
	Carrying amounts		Fair values*	
	2008	2007	2008	2007
	(in million Baht)			
Swap contracts	14,492	9,485	16,056	9,032
Forward contracts	1,160	1,189	1,150	1,196
Total	**15,652**	**10,674**	**17,206**	**10,228**

*The fair value of swap and forward contracts is based on their broker quotes and listed market price at the balance sheet date.

Credit risk

Credit risk is the potential financial loss resulting from the failure of a customer or a counter party to settle its financial and contractual obligations to the Group as and when they fall due.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. However, due to the large number of parties comprising the Group's customer base, Management does not anticipate material losses from its debt collection.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations and to mitigate the effects of fluctuations in cash flows.

Fair values

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The Group uses the following methods and assumptions in estimating the fair value of financial instruments:

- The fair value of accounts receivable and accounts payable – trade and others is taken to approximate the carrying value.
- The fair values of investments in equity and debt securities, which are held-to-maturity, are taken to approximate the carrying value.
- The fair value of loans to and loans from related is taken to approximate the carrying value because most of these financial instruments bear interest at market rates.
- The fair value of long-term borrowings is taken to approximate the carrying value because most of these financial instruments bear interest at market rate.

33 Commitments with non-related parties

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million)			
Capital commitments				
Contracted but not provided for				
Assets under the Agreement for operation				
Thai Baht	2,101	2,900	2,096	2,889
US Dollars	23	34	22	34
Japanese Yen	174	483	174	483
Euro	1	1	1	1
Property and equipment				
Thai Baht	1,238	300	406	260
US Dollars	19	16	7	5
Japanese Yen	486	-	-	-
Euro	2	-	-	-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million)			
Service maintenance agreements				
Thai Baht	1,156	1,444	1,087	1,358
US Dollars	5	5	3	5
Japanese Yen	31	52	31	52
SG Dollars	-	1	-	-

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Non-cancellable operating lease commitments				
Within one year	1,209	1,362	1,065	1,066
After one year but within five years	1,877	1,730	1,798	1,536
After five years	7	16	7	16
Total	**3,093**	**3,108**	**2,870**	**2,618**

	Consolidated financial statements		**Separate financial statements**	
	2008	2007	2008	2007
	(in million Baht)			
Other commitments				
Unused letters of credit for goods and supplies	112	71	-	-
Forward and swap contracts	15,652	10,674	15,652	10,674
Bank guarantees	5,759	3,785	4,368	2,977
Total	**21,523**	**14,530**	**20,020**	**13,651**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 month to 6 years 8 months with options to renew.

34 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, the Company did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, the Company did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of the Agreement for operation, sent a letter to the Company informing that the Company is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน)

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions. The Company charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

On 30 December 2008, TOT has notified in writing to the Company that result of the negotiation between TOT and the Company regarding rate and calculating method of the revenue sharing can not be concluded and requested the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008. The Company has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, the Company and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by the Company.

35 Significant events

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet."

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and TAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee.

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of the Company and have no material impact to the financial statements of the Company because this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the

Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million plus value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent a letter No. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

At present, said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease the Company and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary which the Civil Court will have an order of provisional remedial measure on 26 February 2009.

At present, the said case is under the court process. The Company's management believes that the result of the said case shall be in favour of the Company and have no material impact on the financial statements of the Company. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, the Company has not infringed and made damage to CAT.

36 Events after the balance sheet date

Significant commercial dispute and litigations

Digital Phone Company Limited ("DPC")

On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Case no. Black 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer ownership under the Agreement.

The above dispute is in process of DPC to prepare the objection according to arbitration procedures. The Company's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Proposed Dividend payment

At the Board of Directors' Meeting held on 18 February 2009, the Board passed a resolution proposing to the Annual General Shareholders' Meeting the payment of dividends for the year 2008, at the rate of Baht 6.30 per share, Baht 3.00 each of which was paid as an interim dividend on 10 September 2008. However, the proposed dividends must be approved by the shareholders.

Long-term debentures

On 23 January 2009, the Company issued the unsubordinated and unsecured debentures as follows:

1) Debenture by 5 million units of Baht 1,000 each, amounting to Baht 5,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first 2.5 years and 5.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 July 2012.

2) Debenture by 2.5 million units of Baht 1,000 each, amounting to Baht 2,500 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first and second years, 5.00% p.a. for the third and fourth years, and 6.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 January 2014.

Proposed dividend payment of subsidiaries

At the Board of Directors' meeting of the subsidiaries, passed resolutions to approve the dividend payment which must be approved by the shareholders as follows:

Company	Date of meeting	Dividend Baht/share	Amount Million Baht
Advanced Contact Center Co., Ltd.	16 February 2009	6.25	170
Advanced Magic Card Co., Ltd.	16 February 2009	8.50	213
AIN GlobalComm Co., Ltd.	16 February 2009	550.00	1,100

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Summary Translation Letter
To the Stock Exchange of Thailand
February 18, 2009

Ref: AIS-CP 011/2009

February 18, 2009

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc.; AIS093A, AIS093B, AIS099A, AIS119A, AIS134A, AIS139A, AIS127A and AIS141A, the Company is required to maintain debt to equity ratio at not more than 2:1. The Company would like to report the Debt to Equity ratio as of 31 December, 2008 as the following:

	Company	Consolidated
Debt to Equity Ratio	0.62	0.47

In addition, as at 31 December, 2008 the Company was not in default of any debt obligation. The Company's credit rating was maintained at AA which enabled it to comply with the condition for dividend payment

Summary Translation Letter
To the Stock Exchange of Thailand
February 18, 2009

AIS-CP 012/2009

February 18, 2009

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2009

To: The President
The Stock Exchange of Thailand

Attachment: Capital Increase Report Form

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting No. 2/2009, which is held on February 18, 2009 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2009 held on January 29, 2009.

2. Approved the balance sheet, statement of income and cash flow statements for the fiscal year ended December 31, 2008.

3. Approved the appointment of Mr. Ng Kwon Kee as the Director replacing Mr. Yuen Kuan Moon, who resigned from the position, effective on February 18, 2009 onwards.

4. Resolved to propose to the 2009 Annual General Meeting of Shareholders to approve the issuing and offering of debt instrument in an amount not exceeding Baht 15,000,000,000 (Baht Fifteen billion) or equivalent in other currencies.

5. Resolved to propose to the 2009 Annual General Meeting of Shareholders to approve the dividend payment for the Company's 2008 operating results to shareholders at Baht 6.30 per share. As the result of an interim dividend payment of Baht 3.00 per share, which was paid on September 10, 2008, the remaining dividend for second half operating results for 2008 is Baht 3.30 per share

   The Record Date to determine the right to receive dividends will be on 20 April 2009, and the share registration book closing date will be on 21 April 2009 for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535. The Company will pay a dividend on 4 May 2009.

6. Resolved to propose to the 2009 Annual General Meeting of Shareholders to approve the re-appointment of retiring directors and determine the directors' remuneration for 2009 as details below;

   6.1 The retiring directors due to cease of their terms are as follows:

- Mr. Somprasong Boonyachai	Vice-Chairman of the Board of Directors
- Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee and Independent Director
- Mrs. Tasanee Manorot	Member of the Audit Committee and Independent Director
- Mr. Allen Lew Yoong Keong	Director

6.2 The Remuneration Committee proposed the directors' remuneration for the fiscal year 2009 for not exceeding of Baht 13,500,000 (Baht 13.5 million). This will be proposed in the 2009 Annual General Meeting of Shareholders for approval.

7. Approved the appointment of the following auditors of KPMG Phoomchai Audit Limited as the Company's auditors for 2009:

- Mr. Supot Singhasaneh	CPA. No. 2826
- Mr. Winid Silamongkol	CPA. No. 3378
- Ms. Somboon Supasiripinyo	CPA No. 3731
- Mr. Charoen Phosamritlert	CPA. No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The Audit fee for 2009 of the Company is Baht 5,237,000 and will be proposed in the 2009 Annual General Meeting of Shareholders for approval.

8. Approved the allotment of 1,150,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,009,693,609 shares unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants due to entering into the terms and conditions of the Prospectus.

Regarding the dividend payments of the company for 2008, the Company has approved dividend payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot the additional shares to be reserved for the new exercise ratio of ESOP adequately. **(See Attachment)**

9. Approved the holding of the 2009 Annual General Meeting of Shareholders on April 8, 2009 at 14.00 p.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The agenda to be considered and approved in the meeting are as follows;

Agenda 1 Matters to be informed;

Agenda 2 To certify the Minutes of the 2008 Annual General Meeting of Shareholders held on April 10, 2008;

Agenda 3 To consider and certify the results of operation for 2008;

Agenda 4 To approve the balance sheet, statement of income and statement of cash flow for fiscal year ended December 31, 2008;

Agenda 5 To approve the issuing and offering of debt instrument in an amount not exceeding Baht 15,000,000,000 (Baht Fifteen billion);

Agenda 6 To approve the dividend payment for the fiscal year 2008;

Agenda 7 To approve the re-appointments of retiring directors;

Agenda 8 To approve the directors' remuneration for 2009;

Agenda 9 To approve the appointment of the Company's auditors and determine the auditors' remuneration for the year 2009;

Agenda 10 To approve the allotment of the additional ordinary shares, reserved for exercising the right to conform to the adjustment prescribed in the Prospectus.

Agenda 11 To consider other matters (if any)

The Record Date on which the shareholders have the right to attend and vote in the Company's 2009 AGM will be on March 17, 2009, and the share registration book closing date for gathering shareholders' name under the Section 225 of the Securities and Exchange Act B.E. 2535 will be on March 18, 2009.

Attachment

Capital Increase Report Form
Advanced Info Service Public Company Limited
February 18, 2009

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2009, held on February 18, 2009 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 1,150,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 1,150,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has resolved to allocate 1,150,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 1,150,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs. The allotments will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Exercise price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant (ESOP Programs), due to the adjustment as specified in the Prospectus, totaling 1,150,000 shares.	1,150,000	-	-	-	-

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,008,543,609 shares with par value of Baht 1 each, totaling Baht 2,008,543,609.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2009 Annual General Meeting of Shareholders will be held on April 8, 2009, at 14.00 p.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will fix the Record Date on which shareholders have the right to attend and vote in the 2009 AGM on 17 March 2009 and fix the share registration book closing date on 18 March 2009 for gathering shareholders' name under the Section 225 of the Securities and Exchange Act B.E. 2535.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

To allot the additional shares to reserve for the adjustment of exercise ratio of ESOP warrants adequately due to the entering into terms and conditions of the Prospectus. The Company should maintain the right of ESOP holders' right as specified in the Prospectus.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

Regarding the dividends payments of the company for 2008, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP), as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot additional shares to be reserved for the new exercise ratio of ESOP adequately.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 18, 2009	Board of Director's Meeting has resolved to allot additional shares for supporting the exercise of the warrants to purchase the ordinary shares and notified the Stock Exchange of Thailand.
March 17, 2009	The Record Date to determine the right to attend and vote in the 2009 Annual General Meeting of Shareholders.
March 18, 2009	The share registration book closing for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535.
April 8, 2009	The holding of the 2009 Annual General Meeting of Shareholder.

(Audited Yearly F/S and Consolidated F/S (F45-3))
Reports: Audited yearly and consolidated statements as follows.
Name ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Audited
Ending: 31 December
(In thousands)

The Consolidated Financial Statement	For Year	
	2008	2007
Net profit (loss)	16,409,036	16,290,467
EPS (Baht)	5.54	5.51

The Company Financial Statement	For Year	
	2008	2007
Net profit (loss)	16,245,636	17,106,578
EPS (Baht)	5.49	5.79

Type of Report

- [x] Unqualified Opinion
- [ ] Qualified Opinion
- [ ] Disclaimer of Opinion / Unable to reach any conclusion
- [ ] Adverse of Opinion

An emphasis of matters

- [x] Yes
- [ ] No

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

"The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Summary Translation Letter
To the Stock Exchange of Thailand
February 18, 2009

FY08 MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

2008 was a continued favorable year with a decent 6.5% organic revenue growth, stable market share of revenue, and improved margin. During the first nine months, revenue grew strongly at 8.6% amidst the high inflation, well above the guidance of 7-8%, before the blow of abnormally weak 4Q08 affected by political pressure and economic slowdown. The key growth drivers for 2008 were healthier subscriber net additions supported by AIS's strength in upcountry market and revamped distribution channels, as well as the strong growth in data usage and subscription on EDGE technology.

Leading with the superior network coverage and quality, AIS implemented a more efficient distribution structure by expanding sub-dealer penetration with improved compensation scheme, instead of relying primarily on main dealers. This turned subscription into strong net additions particularly in the rural area where the penetration remained low. Through the year, AIS also encouraged more prepaid refill transactions via electronic refill. The contribution of e-refill increased significantly to 30% of total refill in 2008 from the low-single digits in 2007. The convenience and the small-denomination of e-refill not only enhanced the airtime sales but also reduced production cost of scratch cards.

On postpaid market, AIS remained committed to leading position and therefore managed a more prudent acquisition with a stringent credit screening policy. Subscriber acquisition was more targeted to the qualified consumers that fit in on both usage behaviors and lifestyles. The postpaid net additions were therefore improved in quality which reflected in lower churn and bad debt provision.

Meanwhile, price competition continued to ease from the introduction of interconnection regime that fostered change toward rational pricing. The impact was two folds, the termination rate provides cushion for tariff reduction and consequently protects margin, and the capex requirement was lower as excessive incoming traffic was eliminated. AIS utilized its large-scale advantage to promote the intra-network usage and off-peak price plans, resulted in more efficient capacity utilization and was able to reduce capex for capacity expansion.

Brand activities were another key focus for long-term growth. Toward the end of the year, AIS made a major revamp to its corporate brand, introducing new theme and corporate icon under the concept "With you, Always". The aim was to strengthen and communicate the brand values with focus on five key areas: best network quality, excellence service, more privileges, service innovation, and CSR.

2008 balance sheet remained strong with low gearing of 0.5x D/E and high liquidity. Strong operating performance, contributed by solid revenue growth and effective cost control, helped support the sustainability in cash flow generation, consequently led to AIS's ability to retain committed return to shareholders and readiness for future investment.

OPERATIONAL HIGHLIGHTS

Subscriber *growth continued in upcountry market with improved quality, supported by more efficient distribution*

ARPU *continued to fall from multi-SIM and new users with lower ARPUs but at a slower rate*

Usage *increased from the success of off-peak packages while put less pressure on capex*

Subscriber base as of December 2008 reached 27.3m, grew 13% from the previous year. Net additions were 3.2m during 2008, slow down from 4.6m in 2007, following the less aggressive subscriber acquisition and the slower growth of multiple SIMs. Subscriber market share slightly declined to 45% from 46% in 2007 while revenue market share was stable at 51%. This reflects an improved quality of subscribers, partly attributed by the development in efficiency of distribution channels, as well as AIS' strong brand presence in particular for the rural markets.

Postpaid market was a turnaround from 2007, when the aggressive acquisition resulted in higher bad debt and increased churn. In 2008, the more prudent acquisition with a stringent credit screening policy resulted in improved subscriber quality. Churn was also reduced to 2% in 4Q08, compared to 4.7% in 4Q07.

Prepaid market continued to expand into the upcountry, especially in northeastern regions, where penetration remains low and potential demand is supported by increased income and purchasing power. With AIS's network strength and efficient distribution channels, Northeast area increased its contribution in terms of net additions as well as revenues.

ARPU continued to fall from the previous year due mainly to a higher penetration into the upcountry areas, where ARPUs was lower compared to urban areas, while the multiple-SIM users still prevail. ARPU in 2008 declined 11%, at a slower pace, compared to the 20% decline in 2007 as the growth of multiple SIMs slow down.

MOU in 2008 increased 9% from the previous year due to the higher usage on off-peak buffet packages as well as on-top promotions. Despite higher minutes, more efficient network utilization helped decreased the actual CAPEX spending to Bt12.6bn in 2008, from the initial budget of Bt16-17bn.

SIGNIFICANT EVENTS

Impairment loss from DPC goodwill of Bt3,553m recognized in 4Q08

As at 31 December 2008, the Group recorded in the Income Statement for the period a Bt3,553m impairment loss of goodwill on DPC, a subsidiary operating mobile service on GSM 1800MHz. Such item is not tax deductible, unrecoverable and is non-cash expense.

The goodwill impairment arises from change in Thai Accounting Standard (TAS 43) that take effect from 1 January 2008, under which the amortization of goodwill was discontinued, while the impairment loss is recognized when the carrying value of goodwill exceeds its estimated recoverable value, or present value of the estimated future cash flow from the asset. (details of impairment method is available in note to financial statement)

The effects on the Group's consolidated financial statements ending 31 December 2008 are as following:

- Discontinue of goodwill amortization of Bt1,167m per annum on the Income Statement
- Recognized impairment loss on DPC goodwill of Bt3,553m, by discounting expected future cash flow method and compared with its carrying value of Bt6,655m. After the impairment, DPC goodwill left on the balance sheet is equivalent to Bt3,102m.

DPC settlement of Bt3,000m cash outflow with Bt1,739m before-tax gain on income statement in 2Q08

Referring to the dispute between DPC and DTAC on the "Unwind Agreement" (assignment right and obligation to operate PCN1800), DPC booked the total liability of Bt4,739m under the operation right payable as of December 31, 2007. In March 2008, the Arbitral ruled on two out of three dispute cases that DPC should pay DTAC for the total amount of USD85m plus interest of 9.5%

p.a. The other dispute was pending on the Arbitration process. Consequently, on May 30, 2008, DPC agreed to pay DTAC for the settlement of Bt3,000m. The settlement agreement effectively surrendered all existing and future claims, disputes and obligations from the Unwind Agreement between DPC and DTAC. As a result, AIS booked in its financial statement as of 2Q08, other income amounted to Bt1,739m, which was subjected to 30% corporate income tax. On cash flow statement, 2Q08 AIS had a cash outflow of Bt3,000m for the DPC settlement. (detail background of dispute is available in note to financial statement)

FINANCIAL RESULTS

Service revenue excluded IC for 2008 grew 6.5% y-o-y *from strength in upcountry coverage and improved price competition*

4Q08 was exceptionally weak *due to airport closure, weak sentiment and economy slowdown*

EBITDA margin ex-IC improved by 300bps *to 48.3% while normalized profit rose 7.4% y-o-y supported by solid revenue growth and efficient cost control*

Service revenue exclude IC (Unit: Bt million)	2007		2008		y-o-y
Voice revenue	62,693	80.1%	63,906	76.7%	1.9%
Postpaid (voice)	17,201	22.0%	15,098	18.1%	-12.2%
Prepaid (voice)	45,491	58.1%	48,808	58.5%	7.3%
Non-voice revenue	8,628	11.0%	11,061	13.3%	28.2%
International roaming	3,699	4.7%	3,696	4.4%	-0.1%
Others (IDD, other fees)	3,261	4.2%	4,710	5.6%	44.4%
	78,280	**100.0%**	**83,373**	**100.0%**	**6.5%**

Service revenue exclude IC grew 6.5% y-o-y to Bt83,373m in 2008 from Bt78,280m in 2007 mainly attributed by 7.3% prepaid voice revenue growth while non-voice revenue rose 28.2% and international call (IDD) revenue surged 90% y-o-y. The revenue growth during the first nine month grew strongly at 8.6% amidst the high inflation, and was well above the guidance of 7-8%. The high-season 4Q08 revenue nevertheless was largely affected by the political instability, in particular the airport closure, as well as the weak economy and consumer confidence which dampen both domestic usage and foreign tourist traffic. Service revenue exclude IC in 4Q08 grew only 0.6% y-o-y to Bt20,222m but declined 2.1% q-o-q, with weakness shown across all revenue segments, and most prevalent in international roaming.

Voice revenue slightly increased by 1.9% due mainly to the drag of postpaid service which fell 12.2% y-o-y while prepaid posted healthy 7.3% growth. The decline in postpaid revenue was the impact from effort to improve quality subscribers and bring back a healthy revenue base. During 2008, price competition continued to improve from 2007 as the implementation of IC had set the cost of off-net pricing. Mobile operators continued to adjust the various price plans during the 1H08 mainly focusing on raising off-net tariff while promoting subscription to on-net plans. However, the high inflation during mid-2008 and weak consumer spending had been an obstacle for price increase in the 2H08.

Non- voice revenue rose strongly 28.2% y-o-y to Bt11,061m, from Bt8,628m in 2007. AIS recorded more than 20% y-o-y non-voice revenue growth in five consecutive quarters despite dampen consumer confidence in late 2008. The Key growth drivers were from mobile internet browsing which surged 75% y-o-y, as a result of improved data speed on EDGE capability, and 45% growth in content downloads. The more variety of smart phones at affordable prices in the market this year also helped fuel growth on data usage. Contribution of revenue from mobile data browsing (GPRS/EDGE) increased to 25% of non-voice revenue in 2008 from 19% in 2007. SMS remained the majority part of non-voice revenue, now represented 27%, from 30.4% in the previous year. The proportion of non-voice revenue to service revenue increased to 11%, from 9% in 2007.

Interconnection (Bt million)	**2007**	**2008**
Revenue	16,530	16,213
Cost	14,054	15,476
Net interconnection	2,477	737

International roaming (IR) in 2008 remained flat y-o-y at Bt3,696m despite 12.9% y-o-y growth in 9M08. This was due to the impact of 10-day airport closure, slashing the numbers of incoming international tourists which are the key source of roaming revenue.

Other revenue grew 44.4% y-o-y mostly contributed by the growth in **international call (IDD)** service which rose 90% y-o-y from the full service launch on AIN international telephone gateway (005 direct-dialing code).

Interconnection (IC) revenue decreased 1.9% y-o-y while IC costs increased 10.1% y-o-y. As a result, 2008 net IC revenue dropped to Bt737m, from Bt2,477m in 2007. During the year, tariff adjustment among mobile operators was the main force that drove net IC of all operators toward neutralized zone. While other operators focused on managing down their IC cost through raising off-net tariff, AIS utilized its large-scale advantage by aiming on revenue from consumers' outgoing calls rather than incoming revenue from other operator as well as leverage up on the largest customer base through on-net packages.

Sales revenues in 2008 dropped 17.9% y-o-y to Bt11,205m in 2008 from Bt13,644m in 2007 due to decrease in both handset sales and SIM card sales. Handset unit sales declined from slower demand for new handsets in the 2H08 following weak economy while average selling price also fell as consumers opt to buy the cheaper low-end handsets. Unit sales of SIM cards also dropped in 2008 following declining net additional subscribers for the year of 3.4m compared to 4.6m net adds in 2007.

Cost of sales decreased 16.6% y-o-y following the decline in sales revenue. Sales gross margin declined to 6% from 7.5% in 2007.

Cost of service excl. IC (Bt million)	**2007**	**2008**	**y-o-y**
Amortization	16,686	17,898	7.3%
Base station rental & utility	2,312	2,513	8.7%
Maintenance	1,872	1,825	-2.5%
Others	3,517	3,773	7.3%
	24,387	26,008	6.6%

Cost of service exclude IC increased 6.6% y-o-y to Bt26,008m, from Bt24,387m in 2007 due mainly to higher network amortization, which rose 7.3% y-o-y as a result of lessen amortization period. On the other hand, network maintenance costs dropped 2.5% y-o-y despite of network expansion with 1,500 more base station for the year. The lower maintenance cost was attributed to the success of the operational cost-efficiency program. Other cost of services increased 7.3% due mainly to additional costs associated with IDD full service launch.

(Bt million)	**2007**	**2008**	**y-o-y**
Revenue sharing	19,691	20,021	1.7%
% of service revenue	25.2%	24.0%	

Revenue sharing to TOT and CAT in 2008 increased 1.7% y-o-y to Bt20,021m from Bt19,691m in 2007. It is now represented 24.0% of service revenue exclude IC, declined from 25.2% in 2007 as revenue proportion from postpaid was smaller.

SG&A (Bt million)	**2007**	**2008**	y-o-y
marketing expense	3,535	3,252	-8.0%
Bad debt expense	1,347	530	-60.7%
SG&A expenses	12,769	11,205	-12.2%
% marketing to total revenue (excl. IC)	3.8%	3.4%	
% bad debt to postpaid revenue	6.5%	2.7%	
% SG&A to total revenue	11.8%	10.1%	

SG&A expenses decreased 12.2%, mainly from ceased recognition of goodwill amortization (according to TAS43). Stripping out impact from goodwill amortization, SGA declined 3.4% y-o-y from 60.6% y-o-y fall in the provision of bad debt, 8% y-o-y drop in marketing expense, and 13.5% decline in operating expenses. Bad debt improved significantly, representing 2.7% of postpaid revenue in 2008, declined from 6.5% in 2007. The drastic improvement was due to the group's more stringent credit policy in screening new postpaid subscription. Marketing expense in 2008 was 3.4% of total revenue excluded IC, slightly declined from 3.8% in 2007 and was below the budget of 4%, despite of the brand refreshment activities on both corporate and prepaid brand.

Other income in 2008 surged 288% to Bt2,570m from Bt662m in 2007, primarily from the one-time settlement gain between DPC and DTAC amounted to Bt1,739m.

EBITDA (Bt million)	**2007**	**2008**	y-o-y
Operating profit	**24,930**	**27,548**	
Depreciation PPE	3,174	3,029	
Amortization	14,413	15,815	
Amortization of goodwill	1,167		
Goodwill write-off		15	
EBITDA	**43,684**	**46,406**	**6.2%**
EBITDA margin	40.3%	41.9%	
EBITDA excl. IC	**41,668**	**45,722**	**9.7%**
EBITDA margin excl. IC	45.3%	48.3%	

EBITDA margin excluded IC for 2008 improved to 48.3% from 45.3% in 2007 contributed by a higher revenue growth, lower bad debt provision as well as operating cost saving. Including IC, EBITDA margin was 41.9%, slightly increased from 40.3% in 2007.

Net profit for 2008 was Bt 16,409m, flat from Bt16,290m in 2007, due mainly to the goodwill impairment of Bt3,553m. Normalized net profit, before extra items, rose 7.5% y-o-y to Bt18,760m, from Bt17,457m in 2007. The performance improvement was from solid revenue growth, healthy subscriber base which turned into lower provision for bad debt, and efficient cost control that helped reduce cash operating expenses.

Consolidated (Bt million)	**Tax deductible**	**Where**	**2007**	**2008**	**y-o-y**
Net income			**16,290**	**16,409**	**0.7%**
Add: Goodwill amortization	*No*	*SGA*	1,167		
Impairment of DPC goodwill	*No*	*Impairment loss*	-	3,553	
Goodwill write-off*	*No*	*SGA*	-	15	
Deduct: Gain on DPC settlement after tax	*Yes*	*Other income*	-	-1,217	
Normalized net income			**17,457**	**18,760**	**7.5%**

* *Recognized in 1Q08 from sales of equity stake in a subsidiary, ADC*

Balance sheet structure

Bt million	2007	% to total asset	2008	% to total asset
Current Assets	20,586	16.0%	26,958	21.0%
Property and Equipment	8,561	6.6%	8,144	6.4%
Networks	78,527	60.9%	73,045	57.0%
Intangible asset	10,593	8.2%	6,538	5.1%
Defer tax asset	10,031	7.8%	10,075	7.9%
Others	644	0.5%	3,321	2.6%
Total Assets	**128,942**	**100.0%**	**128,081**	**100.0%**

Total asset as of December 2008 was Bt128,081m, slightly decreased from Bt128,942m in 4Q07 due to the decreased in networks under agreement for operation, which caused by lower 2008 capex than the accelerated depreciation rate as a result of shorten agreement to operate lives. Intangible asset dropped 38.3% y-o-y mainly from the goodwill impairment of Bt3,553m. Other assets increased to Bt3,321m in 2008 from Bt644m in 2007 due to our hedging policy. In 2008, swap and forward contract receivable of Bt2,483.9m incurred from Baht depreciation, reversed from swap and forward contract payable of Bt382.8m in 2007.

Bt million	2007	% to total asset	2008	% to total asset
Cash	8,317	6.4%	16,301	12.7%
ST investment	123	0.1%	226	0.2%
Trade receivable	8,054	6.2%	5,790	4.5%
Inventories	1,236	1.0%	1,593	1.2%
Other current assets	2,855	2.2%	3,048	2.4%
Current Assets	**20,586**	**16.0%**	**26,958**	**21.0%**

Bt million	2007	% to total asset	2008	% to total asset
Short-term loan	3,492	2.7%	-	-
Trade accounts payable	4,218	3.3%	4,263	3.3%
CP of LT loans	1,545	1.2%	7,038	5.5%
Accrued R/S expense	3,634	2.8%	2,719	2.1%
Operation right payable	4,739	3.7%	-	-
Others	10,528	8.2%	10,840	8.5%
Current Liabilities	**28,157**	**21.8%**	**24,860**	**19.4%**

Liquidity as of December 2008 increased by a higher current ratio of 1.08, from 0.73 in 2007, due to higher cash outstanding and lower agreement to operate payable, resulted from the settlement agreement between DPC and DTAC in May 2008. The company has high level of liquidity as more than half of current assets are in cash. In 2008, trade receivable dropped 28.1% y-o-y as company received Bt2.5bn interconnection payment occurred during 2007.

Bt million	2007	2008
Total interest-bearing debt	30,349	34,328
Total liabilities	53,481	54,646
Total equity	75,461	73,436
Net debt to equity	29.2%	24.5%
Total liabilities to equity	70.9%	74.4%

Capital structure remained strong with the debt ratio of 42.7%, slightly higher than 41.5% in 2007. Total liability to equity increased to 74.4% from 70.9% in 2007 due to the loan drawdown during the year while equity slightly dropped as the company's payout ratio exceeded 100% of net profit. However, stripping out non-cash expenses, AIS free cash flow was more than enough to pay for dividend. During the year, AIS paid cash dividend amounted Bt18,653m, equivalent to Bt6.3 per share. With the higher cash on hand, net debt to equity as of December 2008 was 24.5%, declined from 29.2% as of 2007.

Debentures and loans AIS had total interest bearing debt of Bt34,328m, rose 13.1% from Bt30,348m in 2007 as the company issued the debenture amounted Bt4,000m in April 2008 and the additional long term borrowing amounted Bt5,029m to finance CAPEX. Effective interest rate was 5.1% per annum, dropped from 5.3% in 2007 as the new debts weighed down the borrowing cost. In January 2009, AIS issued two new tranches of total Bt7,500m unsecured debentures; a) 3.5-year debenture with a coupon of 4% p.a. for the first 2.5 year and 5% p.a. for the last year b) 5-year debenture with a coupon of 4% p.a. for the year 1-2, 5% p.a. for year 3-4, and 6% p.a. for year 5.

	Balance	**Balance**	**Repayment(1)**				
Unit: million	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**
Short term borrowing	3,492	-	-	-	-	-	-
Long term loan(2)	10,745	15,718	411	408	9,889	400	398
Debenture(1)	16,111	18,610	6,627	-	4,000	-	8,000
Total debt	**30,348**	**34,328**	**7,038**	**408**	**13,888**	**400**	**8,398**

(1) includes bond issuing cost; (2) includes swap contract

Cash Flow

Cash flow position in 2008 was stronger than 2007 from improved operating cash flow, lower CAPEX, and increased long-term borrowing. Solid revenue growth combined with effective cost control had supported 2008 group's performance, and reflected in a higher cash flow from operations. CAPEX in 2008 decreased to Bt12.6bn from Bt17.1bn in 2007 due to the successful off-peak tariff plans as well as the milder price competition, which helped AIS to achieve the efficient network utilization. During 2008, AIS generated operating cash flow before change in working capital of Bt47.7bn and increased long-term borrowing by Bt9bn while repaid Bt5.2bn of debts, paid dividend amounted Bt18.7bn as well as financed CAPEX of Bt12.6bn. The group had net increase in cash of Bt8.2bn for the period.

Source and use of fund: FY2008

Source of Fund		**Use of Fund**	
Operating CF before change in working capital	47,702	CAPEX & Fixed assets	12,586
Share capital and share premium	283	Repayment of ST borrowing	3,500
Interest received	324	Interest paid	1,580
Disposal of property and equipment	132	Changes in working capital	10,981
Proceed from L-T borrowing	9,014	Dividend Payment	18,681
		Short-term investments & subsidiary	229
		Cash increase	8,235
		Repayment of LT borrowing	1,661
Total	**57,454**	**Total**	**57,454**

FY2009 MANAGEMENT OUTLOOK & STRATEGY

Market subscriber forecast	5m net additions for the market
Market share	Maintain revenue market share
Service revenue	3-4% service revenue growth
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization	8-10% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right)
EBITDA margin	41-42% (equivalent to 48-49% exclude IC)
Capex	Bt13-15bn cash capex (including 3G on 900MHz)
Net IC revenue	Bt400-700m

The telecom market growth is expected to significantly slow down during 2009, following the weakness in economic growth which already shown during the last quarter of 2008 and will continue to dampen consumer demand and purchasing power. While Thailand GDP forecasts are ranging from 0-2%, AIS expect to grow its revenue at 3-4% supported by (1) continued penetration in the upcountry market where consumers are still relatively well-off from the agricultural sector; (2) benign competition with competitive focus gearing toward customer experience, retention program, and quality subscribers rather than aggressive price play; (3) outperforming non-voice service but with slower growth of 10-15% compared to 28% growth in 2008, reflecting lower consumer spending.

The mobile penetration is expected to reach over 100% in 2009 with overall market net additions on the more organic growth of 5 million, unlike the hype of multiple SIMs in 2007-08 which drove net additions to 8-10 million per year. Since multiple SIMs impact is mostly prevalent in the urban area, the rural market is estimated to remain only 50-60% penetrated and therefore posts opportunity for organic subscriber growth. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share.

The interconnection regime helped bring in price rationality and stability reflected in benign price competition during the past six consecutive quarters. Since the new industry structure was in place, the industry players have been adjusting tariff structure and pricing accordingly to balance between revenue growth and the cost of interconnection. The trend is expected to continue with competition moving away from price-driven/aggressive acquisition strategy toward quality, segment-campaigns, and customer loyalty. Less irrational pricing will translate into less excessive demand on capacity and hence lower burden on capex requirement. Operating expense will also be less pressured as incentives will be toward better quality of revenue, and the right mix of marketing activities to ensure the quality growth amidst a mild-spending mentality of consumers. With AIS's large-scale advantage, the focus of operation in 2009 will be to control its cash operating expense with an aim to deliver stable margin.

Mobile data service will be the key growth driver in the next 3-5 years. The higher speed of data provided in 2008 through EDGE technology was the main supporter of 28% growth. 2009 will be challenging without 3G as consumer demand will be softer, hence the data revenue is expected to grow only 10-15%. The positive side of this projected growth is that even during the heighten inflation in mid-2008 and the weak sentiment in 4Q08, non-voice revenue was still delivering outperforming growth over 20%.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more levelplaying field under a fair cost structure. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also in well-shape to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.

FINANCIAL SUMMARY

P&L summary	4Q07	3Q08	4Q08	%y-o-y	%q-o-q	2007	2008	%y-o-y
Service revenue	36,642	24,623	24,077	-34.3	-2.2	94,810	99,586	5.0
Sales revenue	3,228	2,905	2,194	-32.0	-24.5	13,644	11,206	-17.9
Total revenue	39,870	27,528	26,270	-34.1	-4.6	108,454	110,792	2.2
Cost of service	(20,380)	(10,348)	(10,145)	-50.2	-2.0	(38,441)	(41,484)	7.9
Revenue sharing	(5,412)	(4,990)	(4,823)	-10.9	-3.3	(19,691)	(20,021)	1.7
Cost of Sales	(2,960)	(2,730)	(2,198)	-25.7	-19.5	(12,624)	(10,534)	-16.6
Gross Profit	**11,118**	**9,461**	**9,104**	**-18.1**	**-3.8**	**37,697**	**38,753**	**2.8**
SG&A	(3,382)	(2,732)	(3,280)	-3.0	20.1	(12,767)	(11,205)	-12.2
EBITDA	**12,698**	**11,491**	**10,637**	**-16.2**	**-7.4**	**43,684**	**46,406**	**6.2**
Interest Expense	(427)	(417)	(440)	2.8	5.4	(1,721)	(1,625)	-5.5
EBT	7,441	6,469	2,118	-71.5	-67.3	23,804	24,846	4.4
Net Income	**5,132**	**4,533**	**420**	**-91.8**	**-90.7**	**16,290**	**16,409**	**0.7**

Breakdown – Service revenue	4Q07	3Q08	4Q08
Postpaid – voice	19.3%	18.0%	18.5%
Prepaid – voice	59.5%	58.6%	57.9%
Postpaid – data	4.8%	5.4%	6.3%
Prepaid – data	6.9%	8.1%	8.2%
International roaming	5.1%	4.4%	3.4%
Others (IDD, other fees)	4.4%	5.5%	5.7%

Breakdown – Sale revenue			
Handset	95.2%	95.9%	94.5%
Simcard	4.8%	4.1%	5.5%

Breakdown – Cost of service			
Amortisation	69.2%	68.5%	68.8%
Base station	9.2%	9.4%	9.7%
Maintenance	7.6%	7.6%	7.0%
Others	14.0%	14.5%	14.5%

Breakdown – Cost of sales			
Handset	97.6%	97.5%	96.2%
Simcard	2.4%	2.5%	3.8%

Balance Sheet summary	2007	2008
Current Assets	20,586	26,958
Fixed Assets	87,088	81,189
Total Assets	128,942	128,081
Total Liabilities	53,481	54,646
Retained Earnings	49,999	47,755
Total Equities	75,461	73,436

Key Ratios	2007	2008
EBITDA	43,684	46,406
EBITDA Margin	40.3%	41.9%
Interest Coverage (x)	14.5	16.9
DSCR (x)	4.5	3.7
Net Debt / EBITDA (x)	0.50	0.39
Net Debt / Equity (%)	0.29	0.25
Total Liabilities to Equity (x)	0.71	0.74
Free cash flow to EV (%)	6.8%	10.3%
ROE (%)	21.3%	22.0%

OPERATIONAL DATA

Subscribers	**4Q07**	**3Q08**	**4Q08**
GSM Advance	2,203,500	2,410,400	2,534,200
GSM 1800	82,400	78,600	77,800
Postpaid	2,285,900	2,489,000	2,612,000
Prepaid	21,819,500	24,285,600	24,698,200
Total subscribers	24,105,400	26,774,600	27,310,200
Net additions			
Postpaid	-146,000	149,000	123,000
Prepaid	1,047,000	660,900	412,600
Total net additions	901,000	809,900	535,600
Churn rate (%)			
Postpaid	4.7%	1.7%	2.0%
Prepaid	3.9%	5.1%	5.2%
Blended	4.0%	4.8%	4.9%
Subscriber market share			
Postpaid	41%	41%	n/a
Prepaid	46%	45%	n/a
Total	46%	45%	n/a
ARPU excl. IC (Bt)			
GSM Advance	744	711	695
GSM 1800	739	676	666
Postpaid	743	709	695
Prepaid	227	206	193
Blended	279	252	241
ARPU incl. net IC (Bt)			
GSM Advance	696	661	647
GSM 1800	739	657	649
Postpaid	698	661	647
Prepaid (One-2-Call!)	238	214	203
Blended	283	255	245
GSM Advance	573	550	546
GSM 1800	426	473	487
Postpaid	568	548	544
Prepaid	239	262	242
Blended	271	288	270
Traffic			
% outgoing to total minute	48%	49%	49%
% on-net to total outgoing	70%	75%	76%